     As filed with the Securities and Exchange Commission on October 11, 2000

                                                     Registration No. 333-_____
                                                                      811-07798

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                    FORM S-6
                         ------------------------------
                  FOR THE REGISTRATION UNDER THE SECURITIES ACT
                 OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2
                         ------------------------------
A.       Exact name of trust:

                 NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
                  VARIABLE UNIVERSAL LIFE SEPARATE ACCOUNT - I

B.       Name of depositor:

                 NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

C.       Complete address of depositor's principal executive office:

                                51 Madison Avenue
                            New York, New York 10010

D.       Name and complete address of agent for service:

                             Marijo F. Murphy, Esq.
                           New York Life Insurance and
                               Annuity Corporation
                                51 Madison Avenue
                            New York, New York 10010

                                    Copy to:

Jeffrey S. Puretz, Esq.                         Sheila K. Davidson, Esq.
Dechert Price & Rhoads                          Senior Vice President
1775 Eye Street, N. W.                          and General Counsel
Washington, D.C.  20006-2401                    New York Life Insurance Company
                                                51 Madison Avenue
                                                New York, New York  10010

E.      Title of securities being registered:

        Units of interests in the Separate Account under Single Premium Variable Universal Life Insurance Policies.

F. Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement.

        Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

                             CROSS REFERENCE SHEET

                      INFORMATION REQUIRED IN A PROSPECTUS

Item of Form N-8B-2                                   Prospectus Caption
-------------------                                   ------------------
1                                                     Glossary of Special Terms; Separate
                                                      Account

2                                                     Who We Are

3                                                     Not Applicable

4                                                     Distribution of the Policies

5                                                     Separate Account

6                                                     Separate Account

7                                                     Not Applicable

8                                                     Not Applicable

9                                                     Legal Proceedings

10                                                    Policy Overview; Summary of Fees and
                                                      Charges; Who We Are; Death Benefit
                                                      Guarantee; Charges and Deductions; Your
                                                      Policy; Premiums; Separate Account; The
                                                      Eligible Portfolios; Transfers, Dollar Cost
                                                      Averaging and Account Rebalancing; Life
                                                      Insurance Benefits and Cash Values;
                                                      Death Benefit Guarantee; Making
                                                      Withdrawals from Your Policy; Loans;
                                                      Lapse and Reinstatement; Additional
                                                      Benefits through Riders and Options;
                                                      Distribution of the Policies

11                                                    Premiums; Life Insurance Benefits and
                                                      Cash Values; Death Benefit Guarantee;
                                                      Separate Account

12                                                    The Eligible Portfolios; Who We Are;
                                                      Distribution of the Policies

13                                                    Policy Overview, Life Insurance Benefits
                                                      and Cash Value; Death Benefit Guarantee;
                                                      Making Withdrawals from Your Policy;
                                                      Loans; Premiums, Separate Account, The
                                                      Eligible Portfolios; Charges and
                                                      Deductions; Distribution of the Policies;
                                                      Your Policy; Separate Account; The Eligible
                                                      Portfolios; Transfers; Dollar Cost Averaging
                                                      and Account Rebalancing

14                                                    Policy Overview; Premiums; Lapse and
                                                      Restatement; The Eligible Portfolios

15                                                    Policy Overview; Premiums; Lapse and
                                                      Reinstatement; Your Policy

16                                                    Policy Overview; Separate Account; Life
                                                      Insurance Benefits and Cash Value;
                                                      Premiums; The Eligible Portfolios; Transfers;
                                                      Dollar Cost Averaging and Account Rebalancing

17                                                    Policy Overview; Life Insurance Benefits
                                                      and Cash Value; Death Benefit Guarantee;
                                                      Separate Account; Making Withdrawals
                                                      from Your Policy; Loans

18                                                    Policy Overview; Life Insurance Benefits
                                                      and Cash Value; Death Benefit Guarantee;
                                                      Separate Account; Making Withdrawals
                                                      from Your Policies;



                                                      Loans; The Eligible Portfolios; Transfers;
                                                      Dollar Cost Averaging and Account
                                                      Rebalancing

19                                                    Your Policy

20                                                    Not Applicable

21                                                    Making Withdrawals from Your Policy

22                                                    Not Applicable

23                                                    Not Applicable

24                                                    Other Information

25                                                    Who We Are

26                                                    Charges and Deductions; Loans; Making
                                                      Withdrawals from Your Policy; Lapse &
                                                      Reinstatement; Other Information; Your
                                                      Policy

27                                                    Who We Are

28                                                    Directors and Officers of NYLIAC

29                                                    Who We Are

30                                                    Not Applicable

31                                                    Not Applicable

32                                                    Not Applicable

33                                                    Not Applicable

34                                                    Not Applicable

35                                                    Not Applicable

36                                                    Not Applicable

37                                                    None

38                                                    Distribution of the Policies

39                                                    Distribution of the Policies

40                                                    Distribution of the Policies

41                                                    Distribution of the Policies

42                                                    Not Applicable

43                                                    Not Applicable

44                                                    Life Insurance Benefits and Cash Values;
                                                      Death Benefit Guarantee; Premiums;
                                                      Your Policy; Federal Tax Considerations

45                                                    Not Applicable

46                                                    Life Insurance Benefits and Cash Values;
                                                      Death Benefit Guarantee; Premiums;
                                                      Loans, Making Withdrawals From Your
                                                      Policy; Charges and Deductions; Separate
                                                      Account; The Fixed Account; The Eligible
                                                      Portfolios; Transfers, Dollar Cost
                                                      Averaging and Account Rebalancing

47                                                    None

48                                                    None

49                                                    None

50                                                    Not Applicable

51                                                    Not Applicable

52                                                    Separate Account; The Fixed Account;
                                                      The Eligible Portfolios; Transfers;
                                                      Your Policy; Dollar Cost Averaging
                                                      and Account Rebalancing; Other
                                                      Information

53                                                    Federal Tax Considerations

54                                                    Not Applicable

55                                                    Illustrations of Life Insurance Benefits,
                                                      Cash Values and Cash Surrender Values

56                                                    Not Applicable

57                                                    Not Applicable

58                                                    Not Applicable

59                                                    Financial Statements

                 SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

Variable Products Service Center   OR  Variable Products Service Center
Madison Square Station                 51 Madison Avenue
P.O. Box 922                           Room 452
New York, New York 10159               New York, New York 10010
Telephone: 1-800-598-2019

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

    This Prospectus describes information you should know before you purchase a Single Premium Variable Universal Life (SPVUL) policy. We encourage you to read it carefully.

SPVUL is a modified single premium variable universal life insurance policy. This means that:

 You can make one single premium payment. This Prospectus contains a complete explanation of when, under certain limited circumstances, you can make additional premium payments.

 Unless you invest only in the Fixed Account, the value of your life insurance policy will depend upon the performance of the investment options in which you invest. These investment options can rise or fall in value.

When you purchase an SPVUL policy, you pay an initial single premium. You select whether you want the initial single premium to be based on 80% or 100% of the Guideline Single Premium, the maximum amount that the federal tax laws generally allow you to pay for a life insurance policy with a given face amount. If your initial single premium is based on 100% of the Guideline Single Premium, a Death Benefit Guarantee equal to the Policy's Face Amount at issue will apply to your Policy. If your initial single premium is based on 80% of the Guideline Single Premium, no Death Benefit Guarantee will apply to your Policy.

You have the option to choose from 22 Investment Divisions and a Fixed Account. However, at any one time, you can invest in up to 21 investment options, including the Fixed Account -- an account which is part of our General Account. The Investment Divisions are part of our Separate Account, a segregated account that holds SPVUL policy assets apart from our General Account. We use the money that you have allocated to each Investment Division to invest in shares of an individual Eligible Portfolio, a mutual fund portfolio. These Eligible Portfolios are not sold directly to the general public, and their investment results may differ from mutual fund portfolios sold directly to the general public. You can also allocate some or all of your payments to the Fixed Account.

The following Eligible Portfolios are available:

                              ELIGIBLE PORTFOLIOS:

--   MainStay VP Capital Appreciation
--   MainStay VP Cash Management
--   MainStay VP Convertible
--   MainStay VP Government
--   MainStay VP High Yield Corporate Bond
--   MainStay VP International Equity
--   MainStay VP Total Return
--   MainStay VP Value
--   MainStay VP Bond
--   MainStay VP Growth Equity
--   MainStay VP Indexed Equity
--   Alger American Small Capitalization
--   Calvert Social Balanced
--   Fidelity VIP II Contrafund(R)
--   Fidelity VIP Equity-Income
--   Janus Aspen Series Balanced
--   Janus Aspen Series Worldwide Growth
--   Morgan Stanley UIF Emerging Markets Equity
--   American Century Income & Growth
--   Dreyfus Large Company Value
--   T. Rowe Price Equity Income
--   Eagle Asset Management Growth Equity

If you decide to buy this life insurance policy, you should keep this Prospectus for your records. This Prospectus is not valid unless it is attached to the current Prospectuses for the MainStay VP Series Fund, Inc., The Alger American Fund, Calvert Variable Series, Inc., the Fidelity Variable Insurance Products Fund II, the Fidelity Variable Insurance Products Fund, the Janus Aspen Series, The Universal Institutional Funds, Inc. and the T. Rowe Price Equity Series, Inc. (we refer to them collectively as "Funds" and individually as a "Fund").

Although we file the Prospectus with the Securities and Exchange Commission
(SEC), the SEC does not approve or disapprove these securities or determine if the information in this Prospectus is truthful or complete. It is a criminal offense to state that the SEC has approved or disapproved these securities or that it has determined whether the information in this Prospectus is truthful or complete.

You can call us at 1-800-598-2019 to ask us questions.

We file other information with the SEC. You can read and copy any document we file at the SEC's public reference room in Washington, DC 20549-6009. You can call the SEC at 1-800-SEC-0330 for further information. Our SEC filings, including this Prospectus, are also available to the public at the SEC's website at (HTTP://WWW.SEC.GOV).

                  SUBJECT TO COMPLETION, DATED [XXXXXX], 2001

    THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE. IT MAY ALSO BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SEC IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 The date of this Prospectus is [XXXXXX], 2001

This life insurance policy IS NOT:

- a bank deposit or obligation

- federally insured

- endorsed by any bank or governmental agency

- [AVAILABLE FOR SALE IN ALL STATES]

--------------------------------------------------------------------------------
PROSPECTUS DATED: [          ], 2001

New York Life Insurance and Annuity Corporation
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

Glossary of Special Terms..........    4
Policy Overview....................    5
Summary of Fees and Charges........    8
  Insurance Charges................    8
     Surrender Charge..............    8
     Monthly Deductions............    9
  Eligible Portfolio Fees and
     Expenses......................    9
Who We Are.........................   11
  New York Life Insurance and
     Annuity Corporation and New
     York Life Insurance Company...   11
  Separate Account.................   11
The Eligible Portfolios............   12
The Fixed Account..................   13
  Assets In The Fixed Account......   13
  Interest Crediting...............   14
Death Benefit Guarantee............   14
Charges and Deductions.............   15
  Expense Allocation...............   15
  Charges Under The Policy.........   16
     Surrender Charge..............   16
     Monthly Deductions............   17
        Insurance Charges..........   17
        Investment Charges.........   17
  Separate Account Charges.........   18
     Mortality and Expense Risk
        Charge.....................   18
     Other Charges You Might
        Incur......................   18
     Eligible Portfolio Charges....   18
Your Policy........................   19
  Policy Limitations...............   19
  Changes to Policy or Separate
     Account.......................   19
Premiums...........................   20
Transfers, Dollar Cost Averaging,
  and Account Rebalancing..........   22
  Transfers of Cash Value..........   22
  Dollar Cost Averaging............   23
  Automatic Asset Reallocation.....   24
  Interest Sweep...................   24
  Third Party Investment Advisory
     Arrangements..................   25
Life Insurance Benefits and Cash
  Values...........................   25
Making Withdrawals From Your
  Policy...........................   27
Loans..............................   29
Lapse and Reinstatement............   30
Additional Benefits Through Riders
  And Options......................   31
  Living Benefits Rider............   31
  Spouse's Paid-up Insurance
     Purchase Option Rider.........   31
Federal Tax Considerations.........   32
  General..........................   32
  Taxation of NYLIAC and the
     Separate Account..............   32
  Income Taxation of Policy
     Benefits......................   32
  Modified Endowment Contracts
     (MECs)........................   33
  Estate and Generation Skipping
     Taxes.........................   33
  Diversification Requirements.....   34
  Ownership of the Assets in the
     Separate Account..............   34
  Tax Deferral During Accumulation
     Period........................   35
  Life Insurance Purchased for Use
     in Split Dollar
     Arrangements..................   35
  Federal Income Tax Withholding...   36
  Non-Individual Ownership of
     Policies......................   36
  Life Insurance Purchases by Non-
     Resident Aliens and Foreign
     Corporations..................   36
  Other............................   36
Legal Proceedings..................   36
Other Matters......................   37
  Additional Information About
     Charges.......................   37
  Experts..........................   37
  Directors and Officers of
     NYLIAC........................   38
  Distribution of the Policies.....   40
  Other Information................   41
  Illustrations of Life Insurance
     Benefits, Cash Values and Cash
     Surrender Values..............   42

                           GLOSSARY OF SPECIAL TERMS

As used in this Prospectus, the following terms have the indicated meanings:

ACCUMULATION UNIT: A unit of measure we use to calculate the value of an Investment Division.

BUSINESS DAY: Generally, any day on which NYLIAC is open and the New York Stock Exchange is open for trading. Our Business Day ends at 4:00 p.m. Eastern Time or the closing of regular trading on the New York Stock Exchange, if earlier.

CASH SURRENDER VALUE: The Cash Value minus the Surrender Charge (if applicable), loan principal (if applicable) and loan interest accrued (if applicable).

CASH VALUE: The current value of the Investment Divisions plus the value of the Fixed Account under the Policy.

CODE:  The Internal Revenue Code of 1986, as amended.

DEATH BENEFIT GUARANTEE: Prevents the Policy from lapsing if the Policy's Cash Surrender Value is insufficient to cover Monthly Deductions. Only available if 100% Guideline Single Premium is selected at the time of Application and an amount based on 100% of the Guideline Single Premium is paid as the initial premium.

DEDUCTION AMOUNT: A charge on the Policy Date and on Monthly Deduction Dates for the cost of insurance, deferred sales expense charge and an administrative charge.

FACE AMOUNT: On the Policy Date, the Face Amount is the amount shown on the Policy's Data page. Thereafter, the Face Amount may be reduced as a result of any partial withdrawal.

FIXED ACCOUNT: The Fixed Account is supported by the assets in NYLIAC's General Account. The amount in the Fixed Account earns interest on a daily basis. Interest is credited on each Monthly Deduction Day.

GAIN:  Cash Value minus total premiums paid.

GENERAL ACCOUNT: An account representing all of NYLIAC's assets, liabilities, capital and surplus, income, gains or losses that are not included in the Separate Account or any other separate account of NYLIAC. We allocate the premium payment you make during the free look period to this account.

GUIDELINE SINGLE PREMIUM (GSP): The maximum amount of initial single premium that can be paid for a specific Face Amount and allow the Policy to qualify as life insurance for tax purposes under Section 7702 of the Code.

GUIDELINE ANNUAL PREMIUM (GAP): The maximum amount of premium that can be paid annually for a specific Face Amount and allow the Policy to qualify as life insurance for tax purposes under Section 7702 of the Code.

INSURED:  The person on whose life the Policy is issued.

INVESTMENT DIVISION: A division of the Separate Account which invests exclusively in shares of a specified Eligible Portfolio.

INVESTMENT DIVISION VALUE:  The current value of the Investment Division.

ISSUE AGE: As of the Policy Date, the Insured's age on the Insured's nearest birthday.

ISSUE DATE:  The date your Policy is issued.

LIFE INSURANCE BENEFIT: The greater of (1) the Face Amount specified in the Policy or (2) the Cash Value on the date of death multiplied by a stated percentage as specified in the Policy. Also called DEATH BENEFIT.

LIFE INSURANCE BENEFIT PROCEEDS: The amount that we will pay on the death of the Insured. It equals the Life Insurance Benefit minus the amount of any outstanding loans, including accrued interest and any past due Monthly Deductions.

MATURITY:  The Policy Anniversary at which the Insured is age 100.

MONTHLY DEDUCTIONS: The charges associated with the Policy that are deducted on a monthly basis which include a cost of insurance charge, a Deferred Sales Expense Charge, and a Monthly Administrative Charge.

MONTHLY DEDUCTION DAY: The day of each month on which any Monthly Deductions are subtracted from the Cash Value. Monthly Deduction Days occur on the same day of the month as the Policy Anniversary.

NET AMOUNT AT RISK:  The Life Insurance Benefit minus the Cash Value.

NYLIAC, WE OR US:  New York Life Insurance and Annuity Corporation.

POLICY ANNIVERSARY:  The yearly anniversary of the Policy Date.

POLICY DATE:  The effective date of the Policy.

POLICY LOAN RATE:  The interest rate charged on Policy loans.

POLICY OWNER OR YOU:  The owner of the Policy.

POLICY YEAR:  The twelve months between Policy Anniversaries.

SEPARATE ACCOUNT: NYLIAC Variable Universal Life (VUL) Separate Account-I, a segregated asset account NYLIAC established to receive and invest premiums allocated to the Eligible Portfolios.

SURRENDER CHARGE: A charge which may be assessed upon surrender of the Policy or partial withdrawals in excess of the Surrender Charge Free Window.

SURRENDER CHARGE FREE WINDOW: The amount of a surrender or partial withdrawal that is not subject to the Surrender Charge. In any Policy Year this amount is the greater of 10% of the total premiums paid or 100% of your policy's Gain.

VALUATION DAY. The date on which the Investment Divisions are valued. The Valuation Day is every day the New York Stock Exchange is open for trading. The value of the Separate Account is determined at the close of the New York Stock Exchange (generally 4:00 p.m. Eastern Time) on such days.

VALUATION PERIOD: The period between the close of business on successive Valuation Days.

                                POLICY OVERVIEW

     This Prospectus describes our SPVUL policy (Policy). This overview is intended to explain key features of the Policy to you. It is not intended to provide a complete explanation of all aspects of the Policy. The Policy is not intended to be used as a short-term savings vehicle or to permit frequent investments and withdrawals.

     The Policy must comply with certain requirements imposed by the Internal Revenue Code of 1986 (Code) in order to maintain its tax status. This is why we do not accept initial premiums over and above the Guideline Single Premium
(GSP) -- the maximum amount the Code allows you to pay at issue for a Policy with a given Face Amount. The Code also requires that the Life Insurance Benefit exceed the value that you have accumulated under the Policy by a specified percentage, again depending upon the age of the Insured. Therefore, if the investment options that you have chosen under the Policy perform well, we may need to increase the amount of your Life Insurance Benefit above the Policy's then current Face Amount.

     When you purchase a Policy, you pay an initial single premium. You decide whether the single premium will be based on 100% of the GSP or 80% of the GSP applicable to your specific Policy coverage. If you decide that the single premium will be based on 100% of GSP, we will guarantee the life insurance benefit under the Policy in an amount equal to the initial Face Amount based on age, gender and underwriting class. We call this the Death Benefit Guarantee. The Guarantee protects the Policy from lapsing if your Cash Surrender Value is insufficient to cover the monthly deductions. If your single premium is based on 80% of the GSP, your Face Amount will be higher than if your single premium is based on 100% of the GSP, and you have more flexibility to pay subsequent premiums, but we will not provide a Death Benefit Guarantee. For a limited time, usually within 20 days after you receive your Policy, you can cancel the policy without paying a surrender charge. For policies issued in North Carolina and the District of Columbia, you can cancel your Policy without paying a surrender charge up to the later of 20 days after you receive your Policy or 45 days after you sign your application. In New York, you can cancel your Policy without paying a surrender charge up to 10 days after you receive your Policy.

     There are 23 investment options available under the Policy, including the Fixed Account. You can invest in up to 21. Each Investment Division invests in shares of an individual Eligible Portfolio. The Eligible Portfolios have different investment objectives, strategies and techniques. If the Investment Divisions perform well, you may be able to accumulate value in amounts greater than what you can accumulate in the Fixed Account. However, investments in the Investment Divisions also can lose value. If your Policy does not have a Death Benefit Guarantee, your Policy may lapse as a result of poor investment performance of the Investment Divisions in which you have invested. If your Policy has a Death Benefit Guarantee, your Policy will not lapse due to the investment performance of the Investment Divisions in which you have invested. By contrast, if the Investment Divisions in which you have invested perform well, the Life Insurance Benefit may increase above the Face Amount.

     We deduct charges from your Policy. In addition, each Eligible Portfolio deducts its own charges, which we do not set under your Policy. We deduct charges on a monthly basis (Monthly Deductions), some over the life of your Policy until Maturity. These charges include a cost of insurance charge, which pays for your insurance benefit, and a monthly administrative charge, which compensates us for the cost of administering your

Policy. The deferred sales expense charge is a Monthly Deduction we deduct over a 10-year period after a premium payment is made. We also deduct a charge on a daily basis from assets held in the Investment Division, to compensate us for the risk that Insureds will not live as long as we expected and that our expenses in administering the policy will be higher than we anticipated. We deduct a surrender charge if you make a partial withdrawal in excess of the surrender charge free window amount or surrender your Policy in the first nine years after you purchase your Policy.

     You can access your Cash Surrender Value in several ways. You can surrender your Policy, take a partial withdrawal or borrow against your Policy. You should be aware that there may be adverse tax consequences when you access your Cash Surrender Value. Surrenders, partial withdrawals and loans will generally be taxed to the extent of any Gain (generally Cash Value less premium payments). You may also be required to pay a 10% tax penalty on distributions.

     If you surrender your Policy or take a partial withdrawal from your Policy in excess of the Surrender Charge Free window within the first nine years after you pay the initial single premium, we will assess a Surrender Charge. The Surrender Charge is assessed as a percentage of the lesser of: (i) the Cash Value minus any Surrender Charge Free Window; or (ii) the initial single premium minus any partial withdrawals for which the Surrender Charge was assessed. Surrenders and partial withdrawals made shortly after the payment of the initial single premium are assessed a higher Surrender Charge percentage than surrenders and partial withdrawals for the same dollar amount made after a longer period has elapsed after the payment of the initial single premium. Partial withdrawals can also reduce the Policy's Face Amount and Death Benefit Guarantee.

     If you borrow against your Policy, we require that the Fixed Account contain an amount equal to 106% of the loan requested plus 106% of any previous loans. If the Fixed Account does not contain a sufficient amount when the loan is requested, we will transfer a sufficient amount FROM the Investment Divisions TO the Fixed Account. Transfers are made on a pro-rata basis from the Investment Divisions. While there is an outstanding loan, we do not permit partial withdrawals or transfers that would reduce the amount contained in the Fixed Account below 106% of the total outstanding loan. Loan interest accrues each day and is payable on the Policy Anniversary, on the date of death, surrender, lapse, on the date of a new loan, loan increase, or loan repayment. If you do not repay loan interest in cash (by 31 days following the Policy Anniversary), it will be capitalized and increase the loan principal. If your Policy has a Death Benefit Guarantee, you should be aware that if, at any time, the total loan principal (including capitalized interest) exceeds 50% of the Cash Value, then the Death Benefit Guarantee will terminate. You cannot reinstate the Death Benefit Guarantee by repaying the loan or by reducing the total loan principal below 50% of the Cash Value.

     You can make transfers between the Investment Divisions, and between the Investment Divisions and the Fixed Account. We reserve the right to charge up to $30 for each transfer in excess of 12 in any given year. The maximum amount you can transfer from the Fixed Account to the Investment Divisions during any Policy Year is the greater of (i) 20% of the amount in the Fixed Account at the beginning of the Policy Year or (ii) $5,000. There is no limit to the amount that you may transfer into the Fixed Account, unless we are crediting interest to the Fixed Account at the minimum interest crediting rate of 3%. In that case, we limit transfers to the greater of: (i) 20% of the total amount on the Investment Divisions at the beginning of the Policy Year; or
(ii) $5,000. If the Insured is age 65 or older, this limitation on transfers to the Fixed Account does not apply.

     You can also take advantage of our Dollar Cost Averaging, Automatic Asset Reallocation, and Interest Sweep programs. Dollar Cost Averaging permits you to automatically transfer assets from any Investment Division to any other Investment Division or to the Fixed Account as you direct. Dollar Cost Averaging transfers cannot be made from the Fixed Account. Automatic Asset Reallocation permits you to automatically reallocate assets among the Investment Divisions to maintain a proportion that you predetermine. Interest Sweep permits you to transfer interest earned in the Fixed Account to Investment Division(s) as you indicate. Dollar Cost Averaging and Automatic Asset Reallocation are available if your Cash Value is $2,500 or more. Thereafter, you must maintain a Cash Value of at least $2,000 to have subsequent reallocations. You cannot choose Dollar Cost Averaging and Automatic Asset Reallocation simultaneously. Interest Sweep is available if your Cash Value contained in the Fixed Account is $2,500 or more. Thereafter, the Fixed Account must contain at least $2,000 to have subsequent transfers.

     The Life Insurance Benefit is payable upon the death of the Insured. The Life Insurance Benefit payable is reduced by any outstanding loan principal and accrued interest as of the date of death, and any past due Monthly Deductions.

                          SUMMARY OF FEES AND CHARGES

     INSURANCE CHARGES

     The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Policy. The first table describes the charges that you will pay when you:

          (i) surrender the Policy, or

          (ii) make a partial withdrawal in excess of the Surrender Charge Free Window.

        SURRENDER CHARGE

                                                     SURRENDER CHARGE
                                                     (AS PERCENTAGE OF
                    POLICY                       CASH VALUE LESS SURRENDER
                      AGE                          CHARGE FREE WINDOW)*
                    ------                       -------------------------
1 or fewer years...............................               9%
2..............................................               8%
3..............................................               7%
4..............................................               6%
5..............................................               5%
6..............................................               4%
7..............................................               3%
8..............................................               2%
9..............................................               1%
More than 9....................................               0%

---------------
* The Maximum Surrender Charge will never exceed the applicable Surrender Charge Percentage applied to the initial single premium less any partial withdrawals for which the Surrender Charge was previously assessed.

     The next table describes the Monthly Deductions:

        MONTHLY DEDUCTIONS


CHARGE                                           AMOUNT DEDUCTED                 DEDUCTED ON MONTHLY
                                       (AS ANNUAL PERCENTAGE OF CASH VALUE)      DEDUCTION DAY FOR

 Cost of Insurance                     Individualized, depending upon age,        Life of Policy until Maturity
                                           gender, Net Amount at Risk,
                                        underwriting risk class, and other
                                                individual factors
------------------------------------------------------------------------------------------------------------------
 Deferred Sales Expense:                 CURRENT            GUARANTEED           10 year period after a premium
 comprised of:                                                                   payment is applied
 Sales Expense Charge                     0.40%
 Premium Tax                              0.30%             *
 Federal Tax (DAC)                        0.20%             *
 Total Deferred Sales Expense             0.90%             1.00%
                                    * Taxes change as tax laws change.
------------------------------------------------------------------------------------------------------------------
 Monthly Administrative Charge                                                    Life of Policy until Maturity
 Policy Years: 1-3                        0.60%             0.70%
               4 and after:
 If Cash Value is:
  Below $30,000                           0.60%             .70%
  $ 30,000 -- $59,999.99                  0.55%             .70%
  $ 60,000 -- $89,999.99                  0.50%             .70%
  $ 90,000 -- $119,999.99                 0.40%             .70%
  $120,000 -- $149,999.99                 0.30%             .70%
  $150,000 -- $179,999.99                 0.20%             .70%
  $180,000 -- $199,999.99                 0.10%             .70%
  $200,000 or greater                       0%              .70%

     SEPARATE ACCOUNT CHARGES


CHARGE                                           AMOUNT DEDUCTED                 DEDUCTED DAILY FOR
                                             (AS ANNUAL PERCENTAGE OF
                                             SEPARATE ACCOUNT ASSETS)

   Mortality and Expense Risk            CURRENT                GUARANTEED         Life of Policy
                                          0.50%                   0.80%

     ELIGIBLE PORTFOLIO FEES AND EXPENSES

     The next table describes the Eligible Portfolio fees and expenses that you will pay periodically during the time that you own the Policy. You can find a more detailed description about each Eligible Portfolio's fees and expenses in the prospectus for each Fund. Unlike the other charges listed above, the fees and expenses of the Eligible Portfolios are not fixed or specified under the terms of your Policy, and they may vary from year to year. The following chart reflects 1999 fees and charges that are provided by the Funds or their agents, which are based on 1999 expenses. The Funds have provided us with this information; we have not independently verified it.

ANNUAL OPERATING EXPENSES
AS OF THE ELIGIBLE PORTFOLIO'S YEAR END
(As a percentage of net assets)

                                                                                      MAINSTAY VP     MAINSTAY
                             MAINSTAY VP    MAINSTAY VP                               HIGH YIELD         VP         MAINSTAY VP
                               CAPITAL         CASH       MAINSTAY VP   MAINSTAY VP    CORPORATE    INTERNATIONAL      TOTAL
                             APPRECIATION   MANAGEMENT    CONVERTIBLE   GOVERNMENT       BOND          EQUITY         RETURN
                             ------------   -----------   -----------   -----------   -----------   -------------   -----------
FUND ANNUAL
  EXPENSES AFTER
  REIMBURSEMENT
  (as a % of average net
  assets for the fiscal
  year ended December 31,
  1999)
  Advisory Fees............     0.36%          0.25%         0.36%         0.30%         0.30%          0.60%          0.32%
  Administration Fees......     0.20%          0.20%         0.20%         0.20%         0.20%          0.20%          0.20%
  Other Expenses...........     0.06%          0.06%         0.15%         0.09%         0.07%          0.27%          0.06%
  Total Fund Annual
    Expenses...............     0.62%          0.51%         0.71%         0.59%         0.57%          1.07%          0.58%


                                                         MAINSTAY VP   MAINSTAY VP
                             MAINSTAY VP   MAINSTAY VP     GROWTH        INDEXED
                                VALUE         BOND         EQUITY        EQUITY
                             -----------   -----------   -----------   -----------
FUND ANNUAL
  EXPENSES AFTER
  REIMBURSEMENT
  (as a % of average net
  assets for the fiscal
  year ended December 31,
  1999)
  Advisory Fees............     0.36%         0.25%         0.25%         0.10%
  Administration Fees......     0.20%         0.20%         0.20%         0.20%
  Other Expenses...........     0.07%         0.05%         0.04%         0.06%
  Total Fund Annual
    Expenses...............     0.63%         0.50%         0.49%         0.36%

                                MAINSTAY VP   MAINSTAY VP   MAINSTAY VP
                                 AMERICAN       DREYFUS     EAGLE ASSET       ALGER                                    FIDELITY
                                  CENTURY        LARGE      MANAGEMENT       AMERICAN      CALVERT    FIDELITY VIP        VIP
                                 INCOME &       COMPANY       GROWTH          SMALL         SOCIAL         II           EQUITY
                                  GROWTH         VALUE        EQUITY      CAPITALIZATION   BALANCED   CONTRAFUND(R)     INCOME
                                -----------   -----------   -----------   --------------   --------   -------------   -----------
FUND ANNUAL
  EXPENSES AFTER
  REIMBURSEMENT
  (as a % of average net
  assets for the fiscal year
  ended December 31, 1999)
  Advisory Fees...............     0.50%         0.60%         0.50%          0.85%         0.70%         0.58%          0.48%
  Administration Fees.........     0.20%         0.20%         0.20%          0.00%         0.00%         0.00%          0.00%
  Other Expenses..............     0.15%(a)      0.15%(a)      0.15%(a)       0.05%         0.19%(b)      0.09%          0.09%
  Total Fund Annual
    Expenses..................     0.85%         0.95%         0.85%          0.90%         0.89%(b)      0.67%(c)       0.56%(c)

                                                              MORGAN
                                              JANUS ASPEN   STANLEY UIF
                                JANUS ASPEN     SERIES       EMERGING       T. ROWE
                                  SERIES       WORLDWIDE      MARKETS     PRICE EQUITY
                                 BALANCED       GROWTH        EQUITY         INCOME
                                -----------   -----------   -----------   ------------
FUND ANNUAL
  EXPENSES AFTER
  REIMBURSEMENT
  (as a % of average net
  assets for the fiscal year
  ended December 31, 1999)
  Advisory Fees...............     0.65%         0.65%         0.42%         0.85%(f)
  Administration Fees.........     0.00%         0.00%         0.25%         0.00%
  Other Expenses..............     0.02%         0.05%         1.12%         0.00%
  Total Fund Annual
    Expenses..................     0.67%(d)      0.70%(d)      1.79%(e)      0.85%(f)

------------
 (a) "Other Expenses" and "Total Fund Annual Expenses" for the MainStay VP American Century Income & Growth, MainStay VP Dreyfus Large Company Value and MainStay VP Eagle Asset Management Growth Equity Portfolios reflect an expense reimbursement agreement that ended December 31, 1999 limiting "Other Expenses" to 0.15% annually. In the absence of the expense reimbursement arrangement, the "Total Fund Annual Expenses" would have been 0.92%, 1.00% and 0.87% for the MainStay VP American Century Income & Growth, MainStay VP Dreyfus Large Company Value and MainStay VP Eagle Asset Management Growth Equity Portfolios, respectively.

(b) "Other Expenses" reflect an indirect fee. Net fund operating expenses after reductions for fees paid indirectly, would be 0.86%.

 (c) Through arrangements with certain funds or Fidelity Management & Research Company on behalf of certain funds' custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of each applicable fund's expenses. Including these reductions, total expenses presented in the table would have been 0.67% for the Fidelity VIP II Contrafund Portfolio and 0.57% for the Fidelity VIP Equity-Income Portfolio.

(d) Expenses are based upon expenses for the fiscal year ended December 31, 1999, restated to reflect a reduction in the management fee for Janus Aspen Series Worldwide Growth and Balanced Portfolios. All expenses are shown before the effect of any expense offset arrangements.

 (e) Morgan Stanley Asset Management has voluntarily waived receipt of its "Advisory Fees" and agreed to reimburse the Portfolio; if necessary, to the extent that the "Total Fund Annual Expenses" of the Portfolio exceed 1.75% of average daily net assets. However, Morgan Stanley has reflected under "Other expenses" the Portfolio's interest and foreign tax expenses incurred in 1999 which were equal to 0.04% of the Portfolio's average daily net assets. The fee waivers and reimbursements described above may be terminated by Morgan Stanley at any time without notice. Absent such reductions, it is estimated that "Advisory Fees", "Administration Fees" and "Total Fund Annual Expenses" would be 1.25%, 0.25% and 2.62%, respectively.

 (e) Management fees include operating expenses.

                                   WHO WE ARE

     NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
     AND NEW YORK LIFE INSURANCE COMPANY

     We are New York Life Insurance and Annuity Corporation (NYLIAC), a stock life insurance company incorporated in Delaware in 1980. We are licensed to sell life, accident and health insurance and annuities in the District of Columbia and all states. In addition to the policies described in this Prospectus, we offer other life insurance policies and annuities. You can find our financial statements in this Prospectus.

     We are a wholly-owned subsidiary of New York Life Insurance Company (New York Life), a mutual life insurance company founded in New York in 1845. At the end of 1999, we held assets of $29.669 billion. New York Life has invested in us, and may, in order to maintain capital and surplus in accordance with state requirements, occasionally make additional contributions to NYLIAC.

     SEPARATE ACCOUNT

     The Investment Divisions are subdivisions of our Separate Account, NYLIAC Variable Universal Life Separate Account-I. The Separate Account is a segregated asset account we created to receive and invest your premiums.

     We established the Separate Account on June 4, 1993 under Delaware law. The Separate Account is registered as a unit investment trust with the SEC under the Investment Company Act of 1940 (1940 Act). This registration does not mean that the SEC supervises the management or the investment practices or policies of the Separate Account.

     Although the assets of the Separate Account belong to us, we hold these assets separately from our other assets. Under applicable insurance law, Separate Account assets cannot be charged for liabilities incurred in any of our other business operations (except to the extent that assets in the Separate Account exceed the reserves and other liabilities of the Separate Account). These assets are not subject to the claims of our general creditors. The income, capital gains and capital losses incurred on the assets of the Separate Account are credited to or are charged against the assets of the Separate Account, without regard to the income, capital gains or capital losses arising out of any other business we may conduct. Therefore, the investment performance of the Separate Account is entirely independent of both the investment performance of the Fixed Account and the performance of any other separate account.

     The Separate Account currently consists of twenty-two Investment Divisions. We may add more Investment Divisions in the future.

     The Investment Divisions invest exclusively in the corresponding Eligible Portfolios of the Funds. The income, capital gains, and capital losses attributable to the assets of an Investment Division are credited to or are charged against the assets of the Investment Division, without regard to the income, capital gains or capital losses of any other Investment Division. The Investment Divisions of the Separate Account are designed to provide money to pay benefits under your Policy, but they do not guarantee a minimum rate of return or protect against asset depreciation. They will fluctuate up and down depending on performance of the Eligible Portfolios.

                            THE ELIGIBLE PORTFOLIOS

     The Eligible Portfolios of each Fund, along with their investment objectives, are listed in the following table. The Funds' prospectuses contain more information about each Eligible Portfolio, including its portfolio manager.

------------------------------------------------------------------------------------------------------------------
FUND                                 ELIGIBLE PORTFOLIOS                 INVESTMENT OBJECTIVES
------------------------------------------------------------------------------------------------------------------
 MainStay VP Series Fund, Inc.       MainStay VP Capital Appreciation    long-term growth of capital
------------------------------------------------------------------------------------------------------------------
                                     MainStay VP Cash Management         as high a level of current income as is
                                                                         considered consistent with the
                                                                         preservation of capital and liquidity
------------------------------------------------------------------------------------------------------------------
                                     MainStay VP Convertible             capital appreciation together with
                                                                         current income
------------------------------------------------------------------------------------------------------------------
                                     MainStay VP Government              a high level of current income,
                                                                         consistent with safety of principal
------------------------------------------------------------------------------------------------------------------
                                     MainStay VP High Yield Corporate    maximum current income through investment
                                     Bond                                in a diversified portfolio of high yield,
                                                                         high risk debt securities
------------------------------------------------------------------------------------------------------------------
                                     MainStay VP International Equity    long-term growth of capital by investing
                                                                         in a portfolio consisting primarily of
                                                                         non-U.S. equity securities
------------------------------------------------------------------------------------------------------------------
                                     MainStay VP Total Return            current income consistent with reasonable
                                                                         opportunity for future growth of capital
                                                                         and income
------------------------------------------------------------------------------------------------------------------
                                     MainStay VP Value                   maximum long-term total return from a
                                                                         combination of capital growth and income
------------------------------------------------------------------------------------------------------------------
                                     MainStay VP Bond                    highest income over the long term
                                                                         consistent with preservation of principal
------------------------------------------------------------------------------------------------------------------
                                     MainStay VP Growth Equity           long-term growth of capital, with income
                                                                         as a secondary consideration
------------------------------------------------------------------------------------------------------------------
                                     MainStay VP Indexed Equity          investment results that correspond to the
                                                                         total return performance (and reflect
                                                                         reinvestment of dividends) of publicly
                                                                         traded common stocks represented by the
                                                                         S&P 500(R) Index
------------------------------------------------------------------------------------------------------------------
                                     MainStay VP American Century        dividend growth, current income and
                                     Income & Growth                     capital appreciation
------------------------------------------------------------------------------------------------------------------
                                     MainStay VP Dreyfus Large Company   capital appreciation
                                     Value
------------------------------------------------------------------------------------------------------------------
                                     MainStay VP Eagle Asset             growth through long-term capital
                                     Management Growth Equity            appreciation
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
FUND                                 ELIGIBLE PORTFOLIOS                 INVESTMENT OBJECTIVES
------------------------------------------------------------------------------------------------------------------
 The Alger American Fund             Alger American Small                long-term capital appreciation
                                     Capitalization
------------------------------------------------------------------------------------------------------------------
 Calvert Variable Series, Inc.       Calvert Social Balanced             competitive total return through an
                                                                         actively managed portfolio which offers
                                                                         income and capital growth opportunity and
                                                                         which satisfies investment and social
                                                                         criteria
------------------------------------------------------------------------------------------------------------------
 Fidelity Variable Insurance         Fidelity VIP II Contrafund(R)       long-term capital appreciation
 Products Fund II
------------------------------------------------------------------------------------------------------------------
 Fidelity Variable Insurance         Fidelity VIP Equity-Income          reasonable income by investing in
 Products Fund                                                           income-producing equity securities
------------------------------------------------------------------------------------------------------------------
 Janus Aspen Series                  Janus Aspen Series Balanced         long-term capital growth, consistent with
                                                                         preservation of capital and balanced by
                                                                         current income
------------------------------------------------------------------------------------------------------------------
                                     Janus Aspen Series Worldwide        long-term growth of capital consistent
                                     Growth                              with the preservation of capital by
                                                                         investing in a diversified portfolio of
                                                                         common stocks of foreign and domestic
                                                                         issuers
------------------------------------------------------------------------------------------------------------------
 The Universal Institutional         Morgan Stanley UIF Emerging         long-term capital appreciation by
 Funds, Inc.                         Markets Equity                      investing primarily in equity securities
                                                                         of issuers in emerging market countries
------------------------------------------------------------------------------------------------------------------
 T. Rowe Price Equity Series, Inc.   T. Rowe Price Equity Income         substantial dividend income as well as
                                                                         long-term growth of capital through
                                                                         investments in the common stocks of
                                                                         established companies, paying above
                                                                         average dividends
------------------------------------------------------------------------------------------------------------------

     "Standard & Poor's," "S&P," "S&P 500(R)" "Standard & Poor's 500," and "500" are trademarks of The McGraw-Hill Companies, Inc, and have been licensed for use by NYLIAC. The Index Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the MainStay VP Indexed Series Fund.

                               THE FIXED ACCOUNT

     ASSETS IN THE FIXED ACCOUNT

     The Fixed Account is supported by the assets in our General Account, which includes all of our assets except those assets specifically allocated to separate accounts. These assets are subject to the claims of our general creditors. We may invest the assets of the Fixed Account however we choose, within limits. Your interest in the Fixed Account is not registered under the Securities Act of 1933, and the Fixed Account is not registered as an investment company under the 1940 Act. Therefore, the Fixed Account and any interest earned in the Fixed Account are generally not subject to these statutes. The staff of the SEC has not reviewed the disclosures in this Prospectus relating to the Fixed Account. These disclosures regarding the Fixed Account may, however, be subject to certain applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

     INTEREST CREDITING

     We will credit any amounts in the Fixed Account with a fixed interest rate which we declare periodically in advance, at our sole discretion. This rate will never be less than an annual rate of 3%. We may credit different interest rates to loaned and unloaned amounts in the Fixed Account. All premiums applied to, and amounts transferred to, the Fixed Account receive the loaned amount rate or the unloaned amount rate in effect at that time. Interest accrues daily and is credited on each Monthly Deduction Day.

                            DEATH BENEFIT GUARANTEE

     A Death Benefit Guarantee is provided automatically if you select an initial single premium based on 100% of the GSP for the policy. It is not available to Policy Owners who select an initial single premium based on 80% of the GSP. At issue, the amount of the Death Benefit Guarantee equals the Face Amount. The Death Benefit Guarantee prevents the Policy from lapsing if the Policy's Cash Surrender Value is insufficient to cover the Monthly Deductions. If the Insured dies after the Death Benefit Guarantee has been invoked, the proceeds paid will equal the amount of the Death Benefit Guarantee. A partial withdrawal may reduce the amount of the Death Benefit Guarantee.

     The new Death Benefit Guarantee after a partial withdrawal is the lowest of the following:

        1. the Attained Age Face Amount (the face amount that the cash value after the withdrawal would purchase as a new 100% GSP policy at the insured's current attained age);

        2. the Policy's Face Amount (which may have been reduced due to the partial withdrawal);

        3. the current Death Benefit Guarantee in effect before the partial withdrawal.

     EXAMPLE OF CHANGE IN DEATH BENEFIT GUARANTEE DUE TO PARTIAL WITHDRAWAL:

     The owner of a Policy with a $58,068 Face Amount takes a partial withdrawal of $1,000 in the 2nd year.

     Issue Age of 35

     Initial Single Premium at Issue = $10,000

     Death Benefit Guarantee at Issue = $58,068 Face Amount

     Cash Value before withdrawal = $11,025

     Cash Value after withdrawal = $10,000

     Determination of new Death Benefit Guarantee is the lowest of the following 3 calculations:

     1. CALCULATE THE ATTAINED AGE FACE AMOUNT:
          $10,000/0.1797 = $55,648 (Where "0.1797" is the approximate GSP per dollar at age 36)

     2. THE POLICY'S REDUCED FACE AMOUNT:
          The Face Amount at issue minus the $1,000 withdrawal.
          Reduced Face Amount is $58,068 - $1,000 = $57,068

     3. THE DEATH BENEFIT GUARANTEE IN EFFECT BEFORE THE PARTIAL WITHDRAWAL:
          $58,068

     The Death Benefit Guarantee Amount is now reduced to $55,648.

     Any time the amount of the Death Benefit Guarantee is reduced, that amount becomes the new Death Benefit Guarantee amount. The amount of the Death Benefit Guarantee will never increase.

     If, at any time, the loan principal including capitalized interest, exceeds 50% of the Cash Value, the Death Benefit Guarantee will terminate.

                             CHARGES AND DEDUCTIONS

     The deductions or charges associated with this Policy are subtracted, depending on the type of deduction or charge, on a monthly basis, on a daily basis, or when you surrender or make a partial withdrawal from the Policy. We call each date on which a Monthly Deduction is made a Monthly Deduction Day and the amount we deduct a Monthly Deduction a Deduction Amount.

     Deduction Amounts are subtracted on the Policy Date and on each Monthly Deduction Day after the Policy Date to cover charges and expenses incurred in connection with a Policy.

        EXPENSE ALLOCATION

     If you do not provide us with instructions on how you would like your expenses allocated, each Deduction Amount will be subtracted pro rata from each Investment Division so that the proportion of Cash Value attributable to each Investment Division remains the same before and after the deduction.

     You can instruct us to deduct Monthly Deductions from the Cash Value first from the MainStay VP Cash Management Investment Division and/or the Fixed Account. If the value in the MainStay VP Cash Management Investment Division and/or Fixed Account you have chosen is insufficient to pay these charges, we will deduct as much of the charges as possible from these investment options. We will deduct the remainder from the amounts in all of the Investment Divisions and the amount not held as collateral for a loan in the Fixed Account in proportion to the amounts in these investment options.

     The Deduction Amount will vary from month to month. If the Cash Surrender Value (i.e., the Cash Value minus any applicable Surrender Charge, any outstanding loan principal and any outstanding loan interest) is not sufficient to cover a Deduction Amount due on any Monthly Deduction Day, the Policy may lapse. See "Lapse and Reinstatement". If you have a Death Benefit Guarantee, the Policy will not lapse even if the Cash Surrender Value is not sufficient to cover a Deduction Amount due.

     The deductions and charges associated with your Policy are listed below.

     CHARGES UNDER THE POLICY

     We deduct certain charges to compensate us for providing the insurance benefits under the Policy, for administering the Policy, for assuming certain risks, and for incurring certain expenses in distributing the Policy.

        SURRENDER CHARGE

     The Surrender Charge is equal to a percentage of the lesser of:

      --  the Cash Value minus any Surrender Charge Free Window; or

      -- the initial single premium less any partial withdrawals for which the Surrender Charge was assessed.

The percentage applicable is based on the amount of time that has passed from the date when the initial single premium was accepted to the effective date of the surrender or partial withdrawal. The Surrender Charge percentage declines each Policy Year, from 9% in the first Policy Year to 0% in years 10 and after.

     The Surrender Charge Free Window in any Policy Year is the greater of:

      --  10% of the total premiums paid; or

      --  100% of the policy's Gain.

     EXAMPLE OF SURRENDER CHARGE CALCULATION

     BASED ON INITIAL SINGLE PREMIUM AND AFTER PARTIAL WITHDRAWAL TAKEN THAT EXCEEDS THE SURRENDER CHARGE FREE WINDOW.

     Total Premiums Paid = $50,000      Cash Value = $75,000      Policy Year: 1

     Partial Withdrawal of $28,000 taken in 1st policy year

     Surrender Charge Free Window in effect before Partial Withdrawal was taken:
     The greater of:
        10% of Total Premiums Paid = $5,000
        or
        100% of Gain = $25,000

     Surrender Charge Free Window in effect when Partial Withdrawal was taken = $25,000

    Partial Withdrawal subject to Surrender Charge:
    $28,000 minus $25,000 = $3,000
    Surrender Charge on the Partial Withdrawal:
    $3,000 x 9% = $270

        MONTHLY DEDUCTIONS

     On each Monthly Deduction Day, we first deduct the Cost of Insurance from the Cash Value. We then deduct the Deferred Sales Expense Charge and the Monthly Administrative Charge.

           INSURANCE CHARGES

           COST OF INSURANCE CHARGE

     We will deduct from your Cash Value a charge for the cost of insurance protection on each Monthly Deduction Day. The charge is based on such factors as the gender, attained age and underwriting class of the Insured, the Net Amount at Risk and the Cash Value. The charge varies monthly and it is determined by multiplying the applicable cost of insurance rate by our Net Amount at Risk each Policy month. Any change in the cost of insurance rates will be in accordance with the procedures and standards on file with all appropriate officials, including the Superintendent of Insurance of the State of New York. The monthly cost of insurance rates will be reviewed whenever the rates for new issues on the same policy form or in the same policy series change, but in any event, at least once every five years, and not more frequently than annually. The cost of insurance rates will never exceed the guaranteed rates shown in the Policy.

           INVESTMENT CHARGES

           DEFERRED SALES EXPENSE CHARGE

     We will deduct a Deferred Sales Expense Charge from the Cash Value on each Monthly Deduction Date following each premium payment over a ten-year period. If you make more than one premium payment, the amount is deducted from the pro rata share of Cash Value attributable to that Premium Payment. This charge is comprised of:

                                                                        GUARANTEED
                                                      CURRENT            MAXIMUM
                                                  ----------------   ----------------
 --  Sales Expense Charge                              0.40%
 --  Premium Tax                                       0.30%                *
 --  Federal Tax (DAC)                                 0.20%                *
TOTAL DEFERRED SALES EXPENSE                       0.90% ANNUALLY     1.00% ANNUALLY
                                                      *Change as tax laws change

           MONTHLY ADMINISTRATIVE CHARGE

     In the first three Policy Years, there is a charge currently equal to 0.60% (0.70% guaranteed) of your Cash Value on an annual basis. This charge compensates us for costs we incur in providing certain administrative services including recordkeeping, processing claims and communicating with Policy owners. In Policy Years 4 and subsequent, we will waive the Monthly Administrative Charge if your Cash Value equals or exceeds $200,000. If not, your Monthly Administrative Charge will be calculated as follows:

                                                                 CHARGE
                                                          (AS ANNUAL PERCENTAGE
                       CASH VALUE                            OF CASH VALUE)
                       ----------                         ---------------------
Below $30,000                                                   0.60%
Equal to or greater than $30,000 but below $60,000              0.55%
Equal to or greater than $60,000 but below $90,000              0.50%
Equal to or greater than $90,000 but below $120,000             0.40%
Equal to or greater than $120,000 but below $150,000            0.30%
Equal to or greater than $150,000 but below $180,000            0.20%
Equal to or greater than $180,000 but below $200,000            0.10%
Equal to or greater than $200,000                          Zero - no charge

     SEPARATE ACCOUNT CHARGES

        MORTALITY AND EXPENSE RISK CHARGE

     We deduct a mortality and expense risk charge from each Investment Division to cover our mortality and expense risk. The mortality risk we assume is that the group of lives insured under our policies may, on average, live for shorter periods of time than we estimated. The expense risk we assume is that our costs of issuing and administering policies may be more than we estimated. If these charges are insufficient to cover assumed risks, the loss will be deducted from NYLIAC's surplus. Conversely, if the charge proves more than sufficient, any excess will be added to the NYLIAC surplus.

     Current Mortality and Expense Risk Charge - We deduct on a daily basis a mortality and expense risk charge that is equal to an annual rate of 0.50% of the average daily net assets of each Investment Division.

     Guaranteed Mortality and Expense Risk Charge - While we may change the level of the mortality and expense risk charge we deduct, we guarantee that this charge will never be more than an annual rate of 0.80% of the average daily net assets of each Investment Division.

        OTHER CHARGES YOU MIGHT INCUR

     We do not currently make any charge against the Investment Divisions for federal income taxes attributable to them. However, we reserve the right to make such a charge in order to provide for the future federal income tax liability of the Investment Divisions. For more information on charges for federal income taxes, see "Federal Tax Considerations".

     ELIGIBLE PORTFOLIO CHARGES

     Each Investment Division of the Separate Account purchases shares of the corresponding Eligible Portfolio at net asset value. The net asset value reflects the investment advisory fees and other expenses that are deducted from the assets of the Eligible Portfolio. The advisory fees and other expenses are not fixed or specified under the terms of the Policy, and they may vary from year to year. These charges are described in the Funds' prospectuses accompanying this Prospectus.

                                  YOUR POLICY

     Policy Owner, or "you" -- As long as your Policy is in force, you can exercise all rights under the Policy while the Insured is alive and a beneficiary has not been irrevocably named.

     Beneficiary -- You name the beneficiary in the application for the Policy. You can change the beneficiary during the Insured's lifetime by written request to us. If no beneficiary is living when the Insured dies, the Life Insurance Benefit proceeds will be paid to the Policy Owner if living, otherwise to the Policy Owner's estate.

     Assignment -- You can assign your Policy as collateral for a loan or other obligation. Until you provide us with a copy of the assignment, we are not responsible for any payment made or action taken. We are not responsible for the validity of any assignment.

     Statements to Policy Owners -- We will send you a statement at least once each year, showing:

      -- the current Cash Value, Cash Surrender Value, Face Amount and Life Insurance Benefit;

      -- the premiums paid, Monthly Deduction amounts and any loans since your last statement;

      --  the principal amount of any loan, and loan interest;

      -- any notifications required by the Insurance Department of the state where your Policy was delivered.

     Limit on Right to Contest -- During the Insured's lifetime, we may not contest the validity of the Policy after it has been in force for two years from the date we issue the Policy. If the Policy is reinstated, the two-year period is measured from the date of reinstatement. In addition, if the Insured commits suicide within two years from the date we issue the Policy, or such period as specified in state law, the benefit payable will be limited to the Cash Value minus any indebtedness (except in Missouri).

     Misstatement of Age or Sex -- If the age or sex of the Insured is incorrectly stated, the Life Insurance Benefit will be appropriately adjusted as specified in the Policy.

     POLICY LIMITATIONS

     Dividends -- We will not pay any dividends under the Policy.

     CHANGES TO POLICY OR SEPARATE ACCOUNT

     Substitutions, Additions, or Deletions of Funds -- We reserve the right, subject to any applicable law, to make certain changes to the Eligible Portfolios offered under your Policy. We may, in our sole discretion, establish new Eligible Portfolios. New Eligible Portfolios will be made available to existing Policy Owners as appropriate.

     We may also close one or more Eligible Portfolios to additional payments or transfers from existing Investment Divisions. We reserve the right to eliminate the shares of any of the Funds for any reason and to substitute shares of another registered investment company for the shares of any Fund already purchased or to be purchased in the future by the Separate Account. To the extent required by the 1940 Act, substitutions of shares attributable to your interest in a Fund will not be made until we have the approval of the SEC and we have notified you of the change.

     If we decide that it is in the best interest of Policy Owners, the Separate Account may be operated as a management company under the 1940 Act or any other form permitted by law, may be de-registered under the 1940 Act in the event such registration is no longer required, or may be combined with one or more other Separate Accounts.

     Separate Account Taxes -- Currently, there is no charge for federal income taxes that may be attributable to the Separate Account. However, we reserve the right to make such a charge in the future. Charges for other taxes, if any, attributable to the Separate Account may also be made.

                                    PREMIUMS

     Application for a Policy -- To purchase a Policy, you must submit an application to us. We will issue a Policy only on the lives of proposed Insureds age 90 and under who supply evidence of insurability satisfactory to us. Acceptance is subject to our underwriting rules and we reserve the right to reject an application for any reason. Other than those described in this Prospectus, no change in the terms or conditions of a Policy will be made without your consent. The minimum initial premium we accept is $10,000 for Insureds ages 18 and above, and $5,000 for Insureds ages 17 and below as of the Issue Date.

     Your Policy is effective after we receive all outstanding delivery requirements and receive your initial single premium. You must pay your initial single premium in a single payment. The date your Policy becomes effective is called the Policy Date. This date is the date used to determine all future monthly or annual transactions on your Policy, such as Monthly Deductions.

     If your application for a Policy is rejected, we will return your initial premium payment. In cases where we receive the initial payment with the application, we will provide fixed conditional insurance during underwriting according to the terms of conditional receipt you received when you completed the application and if you die before we finish the underwriting process, we will pay the Face Amount, up to a limit of $1,000,000. If no fixed conditional insurance was in effect, then on Policy delivery we will require you to pay the full initial single premium to place the insurance in force.

     Premium Payments -- You pay a single premium and, subject to restrictions, you can pay additional premiums. However, if payment of additional premiums will cause the Life Insurance Benefit of your policy to increase more than the Cash Value of your policy will increase, we may require proof of insurability before accepting that payment and applying it to your policy. You can choose a single initial premium based on 80% or 100% of the Guideline Single Premium (based on the Face Amount). The GSP is shown on your Policy Data page.

     The Death Benefit Guarantee is provided only if your initial single premium is based on 100% of the GSP. It is not available if your initial single premium is based on 80% of the GSP. If you select an initial single premium based on 80% of the GSP, you can remit additional premiums up to the maximum limits set by
Section 7702 of the Code (as you can on the 100% GSP option) (Guideline Limits). However, making these additional payments will never result in a Death Benefit Guarantee. We will not accept premiums that violate the Guideline Limits. Additional premiums may be remitted up to Maturity. We require any additional premiums payments to be at least $500.

     A 9-year surrender charge period will be applied only to the initial single premium. Additional premiums will not have a separate surrender charge period. The initial single premium effective date will start the 9-year surrender charge period.

     A 10-year Deferred Sales Expense Charge period will be applied to each premium remitted. Each premium's effective date will start a 10-year Deferred Sales Expense Charge period.

     Loan repayments are not subject to surrender or Deferred Sales Expense Charges.

     Unplanned premiums, remitted on a Policy with an outstanding loan balance, will automatically be applied as follows:

      --  Loan repayment

      --  Unplanned premiums up to the Guideline Limits.

     Underwriting -- We have three underwriting categories: Preferred, Select, and Special. In most states, our categories distinguish between male and female. However, in Montana, the Policy is underwritten on a gender-neutral basis. Your underwriting category will help to determine the cost of insurance charge we assess.

     Allocation of Premiums -- We allocate your entire initial premium payment to the General Account as of the Issue Date. These premium payments remain in the General Account until the end of the Free Look Period.

     We will then allocate the Cash Value (premium payments plus interest earned, less any partial withdrawals) in the General Account to the investment options according to the premium allocations you specify in your Policy application. The allocation is made upon the expiration of the free look period, or the date we receive the final requirements to put the Policy in force, whichever is later.

     Accumulation Unit Values -- The accumulation unit value for each Investment Division varies daily to reflect the investment experience of the applicable underlying Eligible Portfolio. To determine the current accumulation unit value, we take the prior Valuation Day's accumulation unit value and multiply it by the Net Investment Factor for the Valuation Period then ended.

     Accumulation Units -- The premiums you allocate to the Investment Divisions are used to purchase Accumulation Units. We determine the number of Accumulation Units of each Investment Division by dividing the amount of premium you have allocated to an Investment Division by the accumulation unit value of that Investment Division on the date the allocation is effective.

     The Net Investment Factor is used to measure the investment performance of an Investment Division from one Valuation Day to the next. The Net Investment Factor for each Investment Division equals:

      -- The net asset value per share of each Eligible Portfolio held in the Investment Division at the end of the current Valuation Period; divided by

      -- The net asset value per share of each Eligible Portfolio held in the Investment Division at the beginning of the Valuation Period.

     You should refer to the Funds' prospectuses accompanying this Prospectus for a description of how the assets of each Fund are valued, because these determinations have a direct bearing on the Accumulation Unit Value of the Investment Division and, therefore, your Cash Value.

     All valuations in connection with your Policy will be made on the date that we receive your request or payment at our Home Office before the close of the New York Stock Exchange on any Valuation Day. Otherwise a valuation will be made on the next date which is a Valuation Day.

     Cash Value -- Each Policy has a Cash Value. There is no minimum guaranteed Cash Value. The Cash Value equals the current value of the Investment Divisions, plus the value of the Fixed Account under the policy.

     Your Cash Value is related to the Accumulation Unit Value of each Investment Division to which you have allocated your premiums and to the amounts that you have allocated to the Fixed Account. The Cash Value on any Valuation Day is calculated by multiplying the number of Accumulation Units by the Accumulation Unit Value and then totaling the results for all the Investment Divisions, and then adding the Cash Value attributable to the Fixed Account to that total. The Cash Value can change on a daily basis and is computed on each Valuation Day. Therefore, your Cash Value varies to reflect the investment performance of the underlying Eligible Portfolios, the value of amounts you have allocated to the Fixed Account and the Monthly Deduction Amounts.

     Suspension of Valuation, Payments and Transfers -- We will suspend all procedures requiring valuation (including transfers, surrenders and loans) when:

      --  the New York Stock Exchange is closed;

      --  trading on the New York Stock Exchange is restricted by the SEC;

      --  the SEC permits and orders postponement; or

      --  the SEC determines that an emergency exists to restrict valuation.

           TRANSFERS, DOLLAR COST AVERAGING, AND ACCOUNT REBALANCING

     TRANSFERS OF CASH VALUE

     While the Policy remains in force, and subject to transfer rules then in effect, you may request that part or all of the Cash Value of a particular Investment Division be transferred to other Investment Divisions. We reserve the right to apply a charge of up to $30 for each transfer (other than Dollar Cost Averaging, Automatic Asset Allocation and Interest Sweep Transfers) after the first 12 in a Policy Year. Transfers cannot be made on consecutive Business Days. We will apply any transfer charge to the appropriate Investment Divisions, and/or the Fixed Account, on the basis of the amount of the total transfer that is allocated from each Investment Division and/or the Fixed Account. We also reserve the right not to accept transfer instructions that are submitted on your behalf by any person, asset allocation service, and/or market timing service. Currently, we do not restrict the number of transfers or apply charges on transfers.

     We require that any transfer between Investment Divisions or from the Fixed Account to any Investment Division be at least $500 or the balance of an Investment Division or the Fixed Account. The maximum amount you can transfer from the Fixed Account to the Investment Divisions during any Policy Year, is the greater of (i) 20% of the amount in the Fixed Account at the beginning of the Policy Year or (ii) $5,000. We will not limit the amount of money that can be transferred into the Fixed Account unless we are crediting interest on amounts allocated to the Fixed Account at the minimum interest crediting rate of 3%. In those circumstances, we limit transfers to the greater of: (i) 20% of the total amount in the Investment Divisions at the beginning of the Policy Year; or
(ii) $5,000. This limitation on transfers into the Fixed Account does not apply if the Insured's Attained age is 65 or greater.

     Transfers can be made by written request or by calling us toll free at 1-800-598-2019. Transfers by telephone may be made by the agent of record or by an attorney-in-fact pursuant to a power of attorney. We will use reasonable procedures to make sure that the instructions we receive through the telephone are genuine. Before a service representative accepts any request, he or she will ask the caller for the caller's Social Security Number and address. We will also record all calls.

     You can use the Voice Response Unit (VRU) to transfer Cash Value among the Investment Divisions and/or the Fixed Account and change the allocation of any unplanned premium payments. You must complete a Telephone Authorization Form to conduct telephone transfers through the VRU. We will assign a personal identification number (PIN) to you. You must properly enter the PIN before we allow any transactions through the VRU. We reserve the right to temporarily discontinue the availability of the VRU.

     We will confirm all telephone transactions in writing. We are not responsible for any loss, cost or expense for any actions we take based on telephone instructions we believe are genuine.

     It is your responsibility to verify the accuracy of all confirmations and to promptly advise us of any inaccuracies within 30 days of receipt.

     Transfer requests received after 4:00 p.m. will be priced as of the next Business Day. Transfers will be effected at the price next determined after receipt of the transfer request.

     DOLLAR COST AVERAGING

     Our Dollar Cost Averaging program permits you to instruct us to make periodic transfers automatically from any of the Investment Divisions to any of the other Investment Divisions or to the Fixed Account. You cannot instruct us to make transfers automatically FROM the Fixed Account to any of the Investment Divisions. In addition, if we are crediting interest to the Fixed Account at the minimum interest crediting rate of 3%, we will limit Dollar Cost Averaging transfers to the Fixed Account to the greater of 20% of the Cash Value of the Investment Divisions at the beginning of that Policy Year or $5,000.

     If you want to participate in our Dollar Cost Averaging program, your Cash Value must be at least $2,500. You must then continually maintain a minimum Cash Value of at least $2,000 to continue to participate in our Dollar Cost Averaging program.

     You instruct us:

      --  How much Cash Value to transfer (at least $100).

      --  The accounts TO and FROM which Cash Value should be transferred.

      -- How often you want us to transfer Cash Value -- monthly, quarterly, semi-annually or annually.

      -- What day of the month you want us to transfer Cash Value - you can select any day of the month except the 29th, 30th or 31st.

      --  The termination date, if applicable.

     Confirmation statements are sent for each transfer as it occurs. Dollar Cost Averaging cannot be used in conjunction with Automatic Asset Reallocation.

     AUTOMATIC ASSET REALLOCATION

     Our Automatic Asset Reallocation program permits you to instruct us to automatically reallocate Cash Value among the Investment Divisions to maintain a proportion that you pre-determine. To participate, your Cash Value allocated to the Investment Divisions must be at least $2,500. You must then continually maintain a minimum Cash Value allocated to the Investment Divisions of at least $2,000 to continue to participate.

     To participate, you instruct us:

      -- How often you want us to transfer Cash Value -- monthly, quarterly, semi-annually or annually.

      -- What day of the month you want us to transfer Cash Value -- you can select any day of the month except the 29th, 30th or 31st.

     Confirmation statements are sent for each transfer as it occurs. Automatic Asset Reallocation cannot be used in conjunction with Dollar Cost Averaging.

     INTEREST SWEEP

     Our Interest Sweep program permits you to instruct us to automatically transfer interest earned in the Fixed Account to one or more Investment Division(s). To participate in our Interest Sweep program, your Cash Value allocated to the Fixed Account must be at least $2,500 and you must continually maintain a minimum Cash Value of $2,000 in the Fixed Account to continue to participate.

     You instruct us:

      --  When you want us to begin Interest Sweep.

      -- How often you want us to transfer Cash Value -- monthly, quarterly, semi-annually or annually.

      --  How to allocate transfers among Investment Division(s).

     The aggregate amount of funds transferred FROM the Fixed Account in any given Policy year may not be greater than (i) 20% of the amount in the Fixed Account at the beginning of the Policy Year or (ii) $5,000.

     THIRD PARTY INVESTMENT ADVISORY ARRANGEMENTS

     In some cases, the Policy may be sold to Policy Owners who independently utilize the services of a third party adviser offering asset allocation and/or market timing services. NYLIAC may honor transfer and withdrawal instructions from such asset allocation and market timing services if it has received authorization to do so from the Policy Owner participating in the service. We do not endorse, approve or recommend such services in any way and you should be aware that fees paid for such services are separate from and in addition to fees paid under the Policy.

     Because the amounts associated with some of these transactions may be unusually large, the investment advisers may have difficulty processing the transactions. In addition, execution of such transactions may possibly adversely affect the accumulation values of Policy Owners who are not utilizing asset allocation or market timing services. Accordingly, NYLIAC reserves the right to not accept transfer instructions which are submitted by any person, asset allocation and/or market timing services on behalf of Policy Owners. We will exercise this right only in accordance with uniform procedures that we may establish from time to time and that will not unfairly discriminate against similarly situated Policy owners.

                    LIFE INSURANCE BENEFITS AND CASH VALUES

     Life Insurance Benefit -- While the Policy is in force, we will pay the Life Insurance Benefit proceeds to the beneficiary when the Insured dies. You must notify us in writing as soon as possible after the death of the Insured. The Life Insurance Benefit proceeds payable to the beneficiary equal the Life Insurance Benefit less any unpaid loan principal and interest outstanding, and any past due Monthly Deductions.

     We will pay interest of at least 3% per year on the Life Insurance Benefit proceeds from the date of the Insured's death to the date we pay the Life Insurance Benefit proceeds in a lump sum or until a periodic payment option is selected.

     The Life Insurance Benefit equals the greater of:

      --  the Face Amount; or

      --  the Cash Value multiplied by a specified percentage.

     The percentage varies according to the attained age of the Insured and is specified in the Policy. Therefore, an increase in Cash Value may increase the Life Insurance Benefit under certain circumstances. However, because the Life Insurance Benefit will never be less than the Face Amount, a decrease in Cash Value due to market performance may decrease the Life Insurance Benefit, but never below the Face Amount. This is illustrated in the following example:

           EXAMPLE

                                                          A               B
                                                      ---------       ---------
Face Amount.........................................  $100,000        $100,000
Insured's Age.......................................        40              40
Cash Value on Date of Death.........................  $ 50,000        $ 25,000
Specified Percentage................................       250%            250%

     In Example A, the Life Insurance Benefit equals $125,000, i.e., the greater of $100,000 (the Face Amount) or $125,000 (the Cash Value at the Date of Death of $50,000, multiplied by the specified percentage of 250%). This amount minus any outstanding loan principal and interest and unpaid Monthly Deductions constitutes the Life Insurance Benefit proceeds which we would pay to the beneficiary. In Example B, the life insurance benefit is $100,000, i.e., the greater of $100,000 (the Face Amount) or $62,500 (the Cash Value of $25,000, multiplied by the specified percentage of 250%).

     Life Insurance Benefit Policy Proceeds -- Proceeds from the Life Insurance Benefit are placed in the General Account once we receive written notification of the Insured's death. All or part of the Life Insurance Benefit proceeds can be paid in cash or applied under a periodic payment option.

     Periodic Payment Options -- The Life Insurance Benefit proceeds under your Policy can be paid in a lump sum or can be applied to one of our periodic payment options. If any payment under an option would be less than $100, we will pay any unpaid amount in a lump sum. You can select a payment option before the Insured dies. After the Insured dies, any beneficiary who would otherwise receive Life Insurance Benefit proceeds in a lump sum can select a periodic payment option. If a payment option is selected, the proceeds are not subject to the investment experience of the Separate Account.

     The following settlement options are available under your Policy:

OPTION 1A AND 1B -- INTEREST INCOME

     You can keep Life Insurance Benefit proceeds with us and earn interest. We will set an interest rate each year. The interest rate will never be less than 3% per year.

OPTION 1A -- INTEREST ACCUMULATION OPTION

     We will credit interest each year on the Life Insurance Benefit proceeds we still have. The beneficiary may withdraw Life Insurance Benefit proceeds in increments of $100 or greater. We pay interest to the date of withdrawal on amounts withdrawn.

OPTION 1B -- INTEREST PAYMENT OPTION

     You can instruct us to pay interest: (i) once each month; (ii) once every three months; (iii) once every six months; or (iv) once every year.

OPTION 2 -- LIFE INCOME OPTION

     We will make equal payments every month during the lifetime of the beneficiary or the beneficiaries. We determine the amount of the monthly payment by applying the Life Insurance Benefit proceeds to purchase a corresponding single premium life annuity policy which is being issued when the first payment is due. We determine payment amounts by multiplying the amount applied to the annuity by an annuity rate. The annuity rate is set by us and is not less than the rate specified in the Option 2 Table in your Policy.

     Benefits at Maturity -- If the Insured is living on the "Maturity Date" (the anniversary of the Policy Date on which the Insured is age 100), you may elect to:

     1. continue the Policy with the Death Benefit Guarantee (if the Death Benefit Guarantee is in effect);

     2. continue the Policy without the Death Benefit Guarantee; or

     3. surrender the Policy.

     If you do not make an election, we will not distribute the Cash Surrender Value to you. Instead, if the Death Benefit Guarantee is in effect, we will automatically continue the Policy with the Death Benefit Guarantee. We will transfer all amounts you have allocated to the Investment Divisions to a cash management investment divisions. Your Face Amount and Death Benefit Guarantee amount will be the greater of the Death Benefit Guarantee amount at Maturity or the Cash Value at Maturity. We will not assess any further Monthly Deductions, but we will continue to deduct Separate Account charges and the Eligible Portfolio will continue to deduct its own fees and expenses. You will not be permitted to make transfers into any other Investment Division, make additional premium payments into any Investment Division other than the Cash Management investment divisions, or make partial withdrawals.

     If the Death Benefit Guarantee is not in effect, or if you affirmatively elect to continue the Policy without the Death Benefit Guarantee, your Cash Value will remain invested in the same investment options as before Maturity. You will be paid the Cash Surrender Value upon the death of the insured. We will not assess any further Monthly Deductions, but we will continue to deduct Separate Account charges and the Eligible Portfolios will continue to deduct their own fees and expenses.

     If you surrender the Policy to us, we will pay you the Cash Surrender Value, the Policy will terminate, and we will have no further obligations under the Policy.

     Charges and Cash Values -- Your Cash Value decreases due to the deduction of Policy charges. Cash Value may increase or decrease depending on investment performance. Fluctuations in your Cash Value may cause your Policy to lapse unless you have a Death Benefit Guarantee. If your Policy lapses, your Policy terminates and no Life Insurance Benefit will be paid.

                      MAKING WITHDRAWALS FROM YOUR POLICY

     Surrenders -- While your Policy is in force, you can, without the consent of any revocable beneficiary, fully surrender your Policy. Upon surrender, you receive the Cash Surrender Value determined as of the day we receive your request or the effective surrender date that you request, if later. We pay the Cash Surrender Value of the Policy within seven days of our receipt of your written request or on the effective surrender date that you request, whichever is later. Your Policy will terminate on the date of our receipt of the written request, or the date you request the surrender to be effective, whichever is later. For a discussion of the tax consequences of surrendering your Policy, see "Federal Tax Considerations".

     Partial Withdrawals -- While your Policy is in force, you can elect, by written request, to make partial withdrawals. The Cash Surrender Value after a partial withdrawal cannot be reduced below the minimum initial single premium required by issue age ($5,000 for issue ages 17 and below; $10,000 for issue ages 18 and above); otherwise, the request will be treated as a request for full surrender. We will deduct partial withdrawals proportionally from each Investment Division, unless you instruct otherwise. In any Policy Year, partial withdrawals in excess of the greater of 10% of premiums paid or 100% of Gain will be subject to the Surrender Charge. For a discussion of the tax consequences of partial withdrawals, see "Federal Tax Considerations".

     If you make a partial withdrawal and your Policy's Life Insurance Benefit equals the Face Amount, we will reduce the Face Amount. The Cash Value will also be reduced, on a dollar-for-dollar basis, by the amount of your partial withdrawal plus any applicable fees and charges. If your Policy's Life Insurance Benefit exceeds the Face Amount, then

      -- if, after the withdrawal, your Policy's Life Insurance Benefit would continue to exceed the Face Amount, we will reduce your Life Insurance Benefit by the amount of the Cash Value you withdrew plus any applicable fees and charges, multiplied by an applicable percentage that you will find in your Policy in the table captioned "Table Of Percentages For Life Insurance Benefit For Compliance With IRC Section 7702", and we will reduce the Cash Value on a dollar-for-dollar basis by the amount of your partial withdrawal plus any fees and charges; or

      -- if, after the withdrawal, your Policy's Life Insurance Benefit would not continue to exceed the Face Amount, we will first determine how much of your withdrawal is attributable to a reduction of the Life Insurance Benefit to the Face Amount. We then reduce your Policy's Face Amount by an amount equal to the remainder of the withdrawal. We will reduce the Cash Value on a dollar-for-dollar basis by the amount of your partial withdrawal plus any applicable fees and charges.

     Right to Examine -- You have a limited right to return your Policy for cancellation. You can deliver or mail the Policy to us or to the registered representative from whom it was purchased any time during your free look period. Your free look period begins on the day you get your Policy and ends twenty days
after you get it (you should refer to Appendix      for variations in the
District of Columbia, New York and North Carolina). In such event, the Policy will be rescinded and we will pay an amount equal to the Cash Value or the amount of premiums you paid, less any loans and partial withdrawals you have previously taken, whichever is greater. If your Policy is replacing another Policy, your free look period and the amount paid to you upon the return of your Policy vary by state.

     Right to Exchange -- Once the Policy is in effect, it may be exchanged, during the first 24 months after issue, for a non-variable permanent life insurance policy offered by us (or an affiliated company) on the life of the Insured. No evidence of insurability will be required. The new policy will have the same Net Amount at Risk as under the exchanged Policy on the date of exchange or the same Death Benefit. The effective date, issue date and issue age will be the same as existed under the exchanged Policy. If a Policy loan was outstanding, the entire loan must be repaid. The exchange is subject to adjustments in payments and Cash Values to reflect variances, if any, in the payments and Cash Values under this Policy and the new policy.

                                     LOANS

     Availability of Loans -- At any time while the Policy is in force, you, without the consent of any revocable beneficiary, can borrow against the Policy. Any new loan taken together with any existing loans and accrued interest cannot exceed 90% of the Cash Surrender Value. There is no minimum loan amount. Because, under most circumstances, the Policy is deemed a modified endowment contract under the Internal Revenue Code, there may be adverse tax consequences if you take a loan. Loans will be taxed to the extent of any Gain. You may also be required to pay a 10% tax penalty on distributions to the extent of any Gains. For a discussion of tax consequences of loans, see "Federal Tax Considerations -- Modified Endowment Contracts".

     The proceeds of a loan will be delivered to you within seven business days of our receipt of the loan request.

     Unless you specify otherwise, all loan amounts will be transferred on a pro rata basis from each Investment Division to the Fixed Account.

     There must be an amount equal to 106% of any outstanding loan (including interest) plus 106% of the new loan in the Fixed Account. If a sufficient amount is not in the Fixed Account when the loan is requested, a sufficient amount will be transferred FROM the Investment Divisions TO the Fixed Account. While there is an outstanding loan, no Partial Withdrawal or Transfer that would reduce the Cash Value in the Fixed Account below 106% of the total outstanding loan will be permitted.

     If the total amount of any unpaid loans (including any accrued loan interest) is greater than the Cash Surrender Value on any Monthly Deduction Day and the Death Benefit Guarantee is not in effect, we will give you written notice that, unless we receive an additional payment within 62 days to reduce the aggregate outstanding loan(s) secured by the Policy, the Policy may lapse. See "Lapse and Reinstatement."

     Loan Interest Due -- Loan interest accrues each day and is payable on the Policy anniversary, on the date of death, surrender, lapse or on the date of a new loan (loan increase) or loan repayment. Loan interest not paid in cash (by 31 days following the Policy Anniversary) will be capitalized and added to the loan principal. This may cause additional amounts to be transferred from the Investment Divisions to the Fixed Account.

     Loan Repayments -- You can repay all or any part of a loan at any time while your Policy is in force. The amount of your Policy loan repayment will be deducted from the values held as collateral against the loan with the Fixed Account. It will be allocated among the Investment Divisions in the same percentage as premiums are allocated. If your Policy lapses any outstanding loan plus interest must be repaid before the Policy will be reinstated.

     Effect of Loans on Cash Value -- A loan, repaid or not, has a permanent effect on your Cash Value. This effect occurs because the investment result of each Investment Division applies only to the amount remaining in such Investment Divisions. The longer a loan is outstanding, the greater the effect on your Cash Value is likely to be. The effect could be favorable or unfavorable. If the Investment Divisions earn more than the annual interest rate for loaned amounts held in the Fixed Account, your Cash Value will not increase as rapidly as it would have had no loan been made. If the Investment Divisions earn less than the interest earned on loaned amounts held in the Fixed Account, then your Cash Value may be greater than it would have been had no loan been made. If not repaid, the aggregate amount of the outstanding loan principal and any accrued interest will reduce the Policy Proceeds that might otherwise be payable.

     In addition, because the Policy is deemed a modified endowment contract, unpaid loan interest generally will be treated as a new loan under the Code. Therefore, there may be adverse tax consequences. For a discussion of the tax consequences of borrowing against the Policy, see "Federal Tax
Considerations -- Modified Endowment Contracts."

     Effect of Loans on the Death Benefit Guarantee -- If, at any time, the total amount of loan principal (including any capitalized interest outstanding) exceeds 50% of the Cash Value, the Death Benefit Guarantee will terminate.

     We will notify you if your requested loan activity will cause the total amount of loan principal to exceed 50% of the Cash Value. Your loan principal can exceed 50% of Cash Value if you make a loan request or if we capitalize accrued and unpaid loan interest. You must cancel your loan request or pay accrued interest before it is capitalized in order to prevent the Death Benefit Guarantee from terminating.

     Credited Interest -- The interest rate credited to amounts held in the Fixed Account as collateral for a loan will be 5% until the 11th Policy Year and then it will be 5.5%.

     Policy Loan Rates -- The loan interest rate that we currently charge on all loans is 6% per year, in arrears. The loan interest rate is guaranteed not to exceed 8% per year for the life of the Policy.

                            LAPSE AND REINSTATEMENT

     Lapse -- Your Policy will remain in force unless the Cash Surrender Value is insufficient to cover the Deduction Amount due on a Monthly Deduction Date and your Policy does not include the Death Benefit Guarantee. We will notify you in writing, warning you that your Policy is in danger of terminating.

     Grace Period -- Your Policy provides a 62-day grace period (31 days for Policies issued in Florida) to pay an amount sufficient to cover the amount due. The notice will indicate the amount that must be paid. Certain states have
special provisions. See Appendix            for details.

     The Policy will continue through the grace period, but if no additional premium payment is made and the Cash Surrender Value remains insufficient to cover the amounts due, it will terminate at the end of the grace period. If the Insured dies during the grace period, the Life Insurance Benefit Proceeds payable under the Policy will be reduced by the Deduction Amount(s) due. See "Death Benefits and Cash Values".

     Reinstatement -- If your Policy lapses, you can apply for reinstatement of the Policy by payment of the reinstatement premium described in the Policy including any charges due. A request for reinstatement can be made within five years of lapse. If a loan is outstanding at the time of lapse, we require repayment of the loan before you can reinstate. In addition, we reserve the right to require evidence of insurability satisfactory to NYLIAC.

                 ADDITIONAL BENEFITS THROUGH RIDERS AND OPTIONS

     You may apply for additional benefits by selecting the Living Benefits Rider (also known as the Accelerated Benefits Rider) at no additional charge. Subject to availability in each jurisdiction, we will include a Spouse's Paid-up Insurance Purchase Option Rider with your Policy at no additional charge.

     LIVING BENEFITS RIDER

     Under this rider, if the insured has a life expectancy of twelve months or less, in most states you may request a portion or all of the Life Insurance Benefit proceeds as an accelerated death benefit.

     You may elect to receive an accelerated death benefit of 25%, 50%, 75%, or 100% of certain eligible proceeds from your Life Insurance Benefit proceeds. We will pay you an amount equal to:

Elected       X  Eligible    X  Interest    -  Administrative fee    -  Elected percentage of any
percentage       proceeds       factor            (up to $150)             unpaid Policy loan

     Minimum accelerated benefit amount: $25,000.

     Maximum accelerated benefit amount: $250,000 (total for all of your NYLIAC policies).

     If you accelerate less than 100% of the eligible proceeds, the remaining Face Amount of your Policy after we pay this benefit must be at least $50,000. We do not permit any subsequent acceleration.

     When we make a payment under this rider, we will reduce your Policy's Face Amount, Monthly Deductions, Cash Value, and any unpaid Policy loan based on the percentage you elected.

     SPOUSE'S PAID-UP INSURANCE PURCHASE OPTION RIDER

     This rider allows a spouse who is the Beneficiary under the Policy to purchase a new paid-up whole life insurance policy on his or her own life without evidence of insurability when the Insured dies. This rider is included in the Policy at no additional cost.

     The maximum face amount of the new paid-up whole life policy is the lesser of:

     (i) the Life Insurance Benefit payable under this Policy (before any unpaid loan is deducted); or

     (ii) $5,000,000.

     If the Insured's spouse dies at the same time as the Insured or within 90 days after the Insured's death and does not exercise the option under this rider, we will pay a benefit to the spouse's estate equal to the maximum amount of insurance coverage that could have been purchased under this rider minus the premium payment that would have been required for that insurance.

     If someone other than the spouse (including a trust) is the owner and beneficiary under the Policy, that person can also exercise the option and purchase a paid-up whole life Policy on the life of the spouse. The owner must have an insurable interest in the life of the spouse and the spouse must consent to the issuance of the new insurance in writing.

                           FEDERAL TAX CONSIDERATIONS

     GENERAL

     Since federal tax law is complex, the tax consequences of purchasing this Policy will vary depending on your situation. You may need tax or legal advice to help you determine whether purchasing this Policy is right for you.

     Our general discussion of the tax treatment of this Policy is based on our understanding of federal income tax laws as they are currently interpreted. A detailed description of all federal income tax consequences regarding the purchase of this Policy cannot be made in the Prospectus. We also do not discuss state, municipal or other tax laws that may apply to this Policy. For detailed information, you should consult with a qualified tax adviser familiar with your situation.

     TAXATION OF NYLIAC AND THE SEPARATE ACCOUNT

     The Separate Account is taxed as a part of NYLIAC, which is taxed as a life insurance company under Subchapter L of the Code. Accordingly, the Separate Account will not be taxed as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains on the assets of the Separate Account (the Eligible Portfolios) are reinvested and are taken into account in determining the value of the Accumulation Units. As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Policy.

     NYLIAC does not expect to incur any federal income tax on the earnings or realized capital gains attributable to the Separate Account. Based upon this expectation, no charge is currently being made to the Separate Account for federal income taxes. If NYLIAC incurs income taxes attributable to the Separate Account or determines that such taxes will be incurred, it may assess a charge for such taxes against the Separate Account.

     INCOME TAXATION OF POLICY BENEFITS

     For federal income tax purposes, the Policy should be treated as a life insurance contract under Section 7702 of the Code. The death benefit under a life insurance contract is generally excluded from the gross income of the beneficiary. Also, a life insurance policy owner is generally not taxed on increments in the contract value until the policy is partially or completely surrendered. Section 7702 limits the amount of premiums that can be invested in the Policy in order for it to qualify as life insurance. NYLIAC intends to monitor premium levels to assure compliance with the Section 7702 requirements.

     During the first fifteen Policy Years, an "income first" rule generally applies to distributions of cash value required to be made under Code Section 7702 because of a reduction in benefits under the Policy.

     You should consult with a qualified tax adviser for specific information.

     MODIFIED ENDOWMENT CONTRACTS (MECS)

     A life insurance contract is treated as a "modified endowment contract" under Section 7702A of the Code if it meets the definition of life insurance in
Section 7702 but fails the "seven pay" test of Section 7702A. The seven-pay test provides that premiums cannot be paid at a rate more rapidly than that allowed by the payment of seven annual premiums computed under rules set forth in
Section 7702A(c). The single premium permitted under the Policy does not meet the specified computational rules for the "seven-pay test" under Section 7702A(c). Therefore, the Policy will generally be treated as a modified endowment contract for federal income tax purposes. However, an exchange under
Section 1035 of the Code of a life insurance policy issued before June 21, 1988, which is not classified as a modified endowment contract, will not cause the new Policy to be treated as a modified endowment contract if no additional premiums are paid.

     A life insurance policy that is classified as a modified endowment contract is eligible for certain aspects of the beneficial tax treatment accorded to life insurance. That is, the death benefit is excluded from income and increases in value are not subject to current taxation. However, loans, distributions or other amounts received from a modified endowment contract during the life of the insured will be taxed to the extent of any Gain in the Policy. Amounts that are taxable withdrawals will be subject to a 10% additional tax, with certain exceptions.

     All modified endowment contracts that are issued within any calendar year to the same policy owner by one company or its affiliates shall be treated as one modified endowment contract in determining the taxable portion of any loan or distributions.

     You should consult with a qualified tax adviser for specific information.

     ESTATE AND GENERATION SKIPPING TAXES

     When the Insured dies, the death benefit proceeds will generally be includable in your estate for purposes of federal estate tax if you are the insured. If you were not the Insured, the fair market value of the Policy would be included in your estate upon your death. Nothing would be includable in the Insured's estate if he or she neither retained incidents of ownership at death nor had given up ownership within three years before death.

     The federal estate tax is integrated with the federal gift tax under a unified rate schedule and unified credit which shelters up to $675,000 (2000) from the estate and gift tax. The Taxpayer Relief Act of 1997 gradually raises the credit over the next six years to $1,000,000. In addition, an unlimited marital deduction may be available for federal estate and gift tax purposes. The unlimited marital deduction permits the deferral of taxes until the death of the surviving spouse (when the death benefit proceeds would be available to pay taxes due and other expenses incurred).

     If you (whether or not you are an Insured) transfer ownership of the Policy to someone two or more generations younger, the transfer may be subject to the generation-skipping transfer tax, the taxable amount being the value of the Policy. The generation-skipping transfer tax provisions generally apply to transfers which would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping transfer exemption of $1 million, as adjusted for inflation. Because these rules are complex, you should consult with a qualified tax adviser for specific information if ownership is passing to younger generations.

     DIVERSIFICATION REQUIREMENTS

     The Code requires that investments supporting your Policy be adequately diversified. Code Section 817 provides that a variable life insurance contract will not be treated as a life insurance contract for any period during which the investments made by the separate account or underlying fund are not adequately diversified. If a contract is not treated as a life insurance contract, the Policy owner will be subject to income tax on annual increases in cash value.

     The Treasury Department's diversification regulations require, among other things, that:

      -- no more than 55% of the value of the total assets of the segregated asset account underlying a variable contract is represented by any one investment,

      --  no more than 70% is represented by any two investments,

      --  no more than 80% is represented by any three investments and

      --  no more than 90% is represented by any four investments.

     In determining whether the diversification standards are met, all securities of the same issuer, all interests in the same real property project, and all interests in the same commodity are each treated as a single investment. In the case of government securities, each government agency or instrumentality is treated as a separate issuer.

     A separate account must be in compliance with the diversification standards on the last day of each calendar quarter or within 30 days after the quarter ends. If an insurance company inadvertently fails to meet the diversification requirements, the company may still comply within a reasonable period and avoid the taxation of contract income on an ongoing basis. However, either the company or you must agree to pay the tax due for the period during which the diversification requirements were not met.

     We monitor the diversification of investments in the separate accounts and test for diversification as required by the Code. We intend to administer all policies subject to the diversification requirements in a manner that will maintain adequate diversification.

     OWNERSHIP OF THE ASSETS IN THE SEPARATE ACCOUNT

     In order for a variable life insurance policy to qualify for tax deferral, assets in the separate accounts supporting the contract must be considered to be owned by the insurance company and not by you. It is unclear under what circumstances an investor is considered to have enough control over the assets in the separate account to be considered the owner of the assets for tax purposes.

     The IRS has issued several rulings discussing investor control. These rulings say that certain incidents of ownership by an owner of a variable life insurance policy, such as the ability to select and control investments in a separate account, will cause the owner to be treated as the owner of the assets for tax purposes.

     In its explanation of the diversification regulations, the Treasury Department recognized that the temporary regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." The explanation further indicates that "the temporary regulations provide that in appropriate cases a segregated asset account may include multiple sub-accounts, but do not specify the extent to which Policy Owners may direct their investments to particular sub-accounts without being treated as the owners of the underlying assets. Guidance on this and other issues will be provided in regulations or revenue rulings under
Section 817(d), relating to the definition of variable contract."

     The final regulations issued under Section 817 did not provide guidance regarding investor control, and as of the date of this Prospectus, guidance has yet to be issued. We do not know if additional guidance will be issued. If guidance is issued, we do not know if it will have a retroactive effect.

     Due to the lack of specific guidance on investor control, there is some uncertainty about when you are considered the owner of the assets for tax purposes. We reserve the right to modify the Policy, as necessary to prevent you from being considered the owner of assets in the separate account.

     TAX DEFERRAL DURING ACCUMULATION PERIOD

     Under existing provisions of the Code, except as described below, any increase in your Cash Value is generally not taxable to you unless amounts are received (or are deemed to be received) under the Policy prior to the Insured's death. If the Policy is surrendered or matures, the amount received will be includable in your income to the extent that it exceeds your "investment in the contract." (If there is any debt at the time of a surrender, then such debt will be treated as an amount distributed to you.) The "investment in the contract" is the aggregate amount of premium payments and other consideration paid for the Policy, less the aggregate amount received previously under the Policy to the extent such amounts received were excluded from gross income. Because the Policy is generally a modified endowment contract (unless it is the product of an exchange under Section 1035 of the Code of a contract that is not a modified endowment contract), partial withdrawals (or other such amounts deemed to be distributed) from the Policy constitute income to you for Federal income tax purposes to the extent of the Gain in the Policy.

     You should consult with a qualified tax adviser for specific information.

     LIFE INSURANCE PURCHASED FOR USE IN SPLIT DOLLAR ARRANGEMENTS

     A technical advice memorandum ("TAM") issued by the National Office of the IRS, provides advice as to the internal revenue laws, regulations, and related statutes with respect to a specific set of facts and a specific taxpayer. On January 26, 1996, the IRS released a TAM on the taxability of life insurance policies used in certain split dollar arrangements. In the TAM, among other things, the IRS concluded that an employee was subject to current taxation on the excess of the cash surrender value of the policy over the premiums to be returned to the employer. Purchasers of life insurance policies to be used in split dollar arrangements are strongly advised to consult with a qualified tax adviser to determine the tax treatment resulting from such an arrangement.

     FEDERAL INCOME TAX WITHHOLDING

     If any amounts are deemed to be current taxable income to you, such amounts will be subject to federal income tax withholding and reporting, pursuant to the Code.

     NON-INDIVIDUAL OWNERSHIP OF POLICIES

     In certain circumstances, the Code limits the application of specific tax advantages to individual owners of life insurance contracts. Prospective Policy owners which are not individuals should consult a qualified tax adviser to determine the potential impact on the purchaser.

     OTHER

     Federal estate tax, state and local estate, inheritance and other tax consequences of ownership, or receipt of Policy proceeds depend on the circumstances of each Policy owner or beneficiary. A tax adviser should be consulted to determine the impact of these taxes.

     LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS

     The discussion above provides general information regarding U.S. federal income tax consequences to life insurance purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal income tax and withholding on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state, and foreign taxation with respect to a life insurance Policy purchase.

                               LEGAL PROCEEDINGS

     NYLIAC is a defendant in individual and/or alleged class action suits arising from its agency sales force, insurance (including variable contracts registered under the federal securities law), investment, retail securities, employment and benefits and/or other operations, including actions involving retail sales practices. Most of these actions also seek substantial or unspecified compensatory and punitive damages. NYLIAC is also from time to time involved in various governmental, administrative, and investigative proceedings and inquiries.

     Notwithstanding the uncertain nature of litigation and regulatory inquiries, the outcome of which cannot be predicted, NYLIAC believes that, after provisions made in the financial statements, the ultimate liability that could result from litigation and proceedings would not have a material adverse effect on NYLIAC's financial position; however, it is possible that settlements or adverse determinations in one or more actions or other proceedings in the future could have a material adverse effect on NYLIAC's operating results for a given year.

                                 OTHER MATTERS

                             ADDITIONAL INFORMATION

     ADDITIONAL INFORMATION ABOUT CHARGES

     Cost of Insurance Charge -- The cost of insurance charge covers NYLIAC's anticipated mortality costs for preferred, select and special risks. On each Monthly Deduction Day, we will deduct a charge for cost of insurance protection from the cash value of your Policy.

     The cost of insurance charge is calculated by multiplying the Net Amount at Risk on the Monthly Deduction Day by the monthly cost of insurance rate which applies to the insured at that time. The net amount at risk is based on the difference between the current Life Insurance Benefit of your Policy and the Policy's Cash Value.

     Your cost of insurance charge will vary from month to month with changes in the net amount at risk. We base the monthly cost of insurance rate we apply to your Policy on our current monthly cost of insurance rates. We may change these rates from time to time. However, the current rates will never be more than the guaranteed maximum rates shown on the Policy Data Page. We base the guaranteed rates on the 1980 Commissioner's Standard Ordinary Mortality Tables appropriate to each Insured's underwriting class if the insured is a preferred or select underwriting class. We base the guaranteed rates for policies that insure insureds in special underwriting classes on different scales. We base the current monthly cost of insurance rates on such factors as the sex, underwriting class and issue age of the Insured. Changes to the current monthly cost of insurance rates will be based on changes in future expectations of such factors as mortality, investment income, expenses and persistency.

     EXPERTS

     Independent Public Accountants -- The audited financial statements included in this registration statement have been audited by PricewaterhouseCoopers, LLP, independent public accountants as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. The principal business address of PricewaterhouseCoopers, LLP is 1177 Avenue of the Americas, New York, New York 10036.

     Actuarial Expert -- The hypothetical Policy illustrations included in this registration statement with respect to the Separate Account have been approved by Michael Fong, FSA, MAAA, Assistant Actuary, for NYLIAC, and are included in reliance upon his opinion as to their reasonableness.

     DIRECTORS AND OFFICERS OF NYLIAC

     The following table shows a brief description of the business experience of officers and directors of New York Life Insurance and Annuity Corporation:

                DIRECTORS                             POSITIONS DURING LAST FIVE YEARS
Seymour Sternberg.........................  Chairman of the Board, Chief Executive Officer and
                                            President of New York Life from April 1997 to date;
                                            President and Chief Operating Officer of New York
                                            Life from October 1995 to April 1997; Vice Chairman
                                            and President Elect from February 1995 to October
                                            1995; Executive Vice President prior thereto.
                                            President of NYLIAC from November 1995 to May 1997.
Gary G. Benanav...........................  Vice Chairman of New York Life from November 1999 to date, Executive Vice President from 1997 to November
                                            1999. Chairman and Chief Executive Officer of New
                                            York Life International from December 1997 to date.
                                            Executive Vice President and Chairman of Taiwan
                                            Branch of NYLIAC from May 1998 to date. President of
                                            Aeris Ventures, LLC from January to December, 1997.
                                            Prior thereto, Executive Vice President of Aetna Life
                                            and Casualty Company.
Frederick J. Sievert......................  Vice Chairman of New York Life from January 1997 to date; Executive Vice President from February 1995 to
                                            January 1997; Senior Vice President and Chief
                                            Financial Officer--Individual Operations prior
                                            thereto. President of NYLIAC from May 1997 to date;
                                            Executive Vice President from November 1995 to May
                                            1997; Senior Vice President prior thereto.
Howard I. Atkins..........................  Executive Vice President and Chief Financial Officer
                                            of New York Life and NYLIAC from April 1996 to date;
                                            Chief Financial Officer of Midlantic Corporation
                                            prior thereto.
Phillip J. Hildebrand.....................  Executive Vice President of New York Life from March
                                            1999 to date; Senior Vice President in charge of the
                                            Agency Department of New York Life from 1996 to March
                                            1999. Managing Partner of Dallas General Office of
                                            New York Life from 1994 to 1996.

                DIRECTORS                             POSITIONS DURING LAST FIVE YEARS
Richard M. Kernan, Jr.....................  Executive Vice President and Chief Investment Officer
                                            of New York Life from March 1991 to date.
George J. Trapp...........................  Executive Vice President of New York Life from June
                                            1995 to date and Corporate Secretary of New York Life
                                            from November 1995 to date; Senior Vice President of
                                            New York Life from 1991 until June 1995. Member of
                                            the Executive Management Committee of New York Life
                                            since 1994.
Frank M. Boccio...........................  Senior Vice President in charge of Individual Policy
                                            Services Department of New York Life since July 1995;
                                            Vice President of New York Life from 1994 to July
                                            1995.
Michael G. Gallo..........................  Senior Vice President in charge of the Individual
                                            Life Department of New York Life from July 1995 to
                                            date; Senior Vice President -- Northeastern Agencies
                                            from February 1994 to July 1995; Vice President prior
                                            thereto. Senior Vice President of NYLIAC from August
                                            1995 to date.
Solomon Goldfinger........................  Senior Vice President, Chief Financial Officer in
                                            charge of the Financial Management Department and
                                            Chief of Staff, Life & Annuity of New York Life from
                                            July 1995 to date; Senior Vice President in charge of
                                            the Individual Life Department prior thereto. Senior
                                            Vice President of NYLIAC from April 1992 to date.
Robert D. Rock............................  Senior Vice President in charge of the Individual
                                            Annuity Department of New York Life from March 1992
                                            to date; Vice President prior thereto. Senior Vice
                                            President of NYLIAC from April 1992 to date.
                 OFFICERS                             POSITIONS DURING LAST FIVE YEARS
Gary E. Wendlandt.........................  Chairman and Chief Executive Officer of New York Life
                                            Investment Management from December 1999 to date.
                                            Executive Vice President of NYLIAC from March 2000 to
                                            date. Executive Vice President and Chief Investment
                                            Officer of MassMutual Life Insurance Company, June
                                            1992 to April 1999.

                 OFFICERS                             POSITIONS DURING LAST FIVE YEARS
Jay S. Calhoun, III.......................  Senior Vice President and Treasurer of New York Life
                                            from March 1997 to date; Vice President and Treasurer
                                            from November 1992 to March 1997; Corporate Vice
                                            President prior thereto. Senior Vice President and
                                            Treasurer of NYLIAC from May 1997 to date; Vice
                                            President and Treasurer of NYLIAC from January 1993
                                            to May 1997.
Frank J. Ollari...........................  Senior Vice President in charge of the Real Estate
                                            Department of New York Life from October 1989 to
                                            date. Senior Vice President of NYLIAC from April 1992
                                            to date.
Richard C. Schwartz.......................  Senior Vice President of New York Life from March
                                            1998 to date. Senior Vice President of NYLIAC from
                                            March 2000 to date. Vice President of New York Life
                                            from 1993.
Stephen N. Steinig........................  Senior Vice President and Chief Actuary of New York
                                            Life from February 1994 to date; Chief Actuary and
                                            Controller prior thereto. Senior Vice President and
                                            Chief Actuary of NYLIAC from May 1991 to date.
John A. Cullen............................  Vice President and Deputy Controller of New York Life
                                            from November 1999 to date; Vice President prior
                                            thereto. Vice President and Controller of NYLIAC from
                                            December 1999 to date; Vice President and Assistant
                                            Controller prior thereto.
Joel M. Steinberg.........................  Vice President and Actuary of New York Life from
                                            March 1998 to date; Corporate Vice President and
                                            Actuary from March 1996 to March 1998. Actuary prior
                                            to March 1996. Vice President and Actuary of NYLIAC
                                            from December 1999 to date.

     DISTRIBUTION OF THE POLICIES

     NYLIFE Distributors Inc. ("NYLIFE Distributors"), 51 Madison Avenue, New York, New York 10010, is the principal underwriter and the distributor of the policies. It is an indirect wholly-owned subsidiary of New York Life. The maximum commission typically paid to broker-dealers who have entered into dealer agreements with NYLIFE Distributors is 6.0%. A portion of this amount will be paid as commissions to registered representatives. Any sales representative or employee will have been qualified to sell variable life insurance Policies under applicable federal and state laws. Each broker-dealer is registered with the SEC under the Securities Exchange Act of 1934 and all are members of the National Association of Securities Dealers, Inc.

     The maximum sales commission payable to agents, independent registered insurance brokers, and other registered broker-dealers is 6.0% of initial and 3.5% of subsequent premiums.

     Broker-dealers or financial institutions are compensated according to a schedule set forth by NYLIAC Distributors and any applicable rules or regulations for variable insurance compensation. Compensation is generally based on premium payments made by Policy Owners. This compensation is usually paid from the sales charges described in the Prospectus.

     In addition, a broker-dealer or financial institution may also receive additional compensation for, among other things, training, marketing or other services provided. NYLIAC Distributors, its affiliates or NYLIAC may also make compensation arrangements with certain broker-dealers or financial institutions based on total sales by the broker-dealer or financial institution of insurance products.

     OTHER INFORMATION

     Mixed and Shared Funding -- Shares of the Funds may be sold to our other separate accounts, our insurance company affiliates, and (except for MainStay VP Series Fund, Inc.) other unaffiliated insurance companies to serve as the underlying investment for both variable annuity contracts and variable life insurance policies, a practice known as "mixed and shared funding" ("shared funding" in the case of MainStay VP Series Fund, Inc.). As a result, there is a possibility that a material conflict may arise between the interests of Policy owners, owners of other policies or owners of variable annuity contracts with values allocated to one or more of these other separate accounts investing in any one of the Funds. If a material conflict occurs, we will consider what action may be appropriate, including removing the Fund from the Separate Account or replacing the Fund with another underlying fund. There are certain risks associated with mixed and shared funding, as disclosed in the Funds' prospectuses.

     Voting Rights -- We are the legal owners of all Fund shares held in the Separate Account and we have the right to vote those shares at the Funds' shareholder meetings. To the extent required by federal securities laws or regulations, we will:

      -- Notify you of any Fund shareholders' meeting if the shares held for your Policy may be voted.

      -- Send proxy materials and a form of instructions that you can use to tell us how to vote the Fund shares held for your Policy.

      -- Arrange for the handling and tallying of proxies received from Policy Owners.

      -- Vote all Fund shares attributable to your Policy according to instructions received from you, and

      -- Vote all Fund shares for which we have not received voting instructions in the same proportion as shares for which we have received voting instructions.

     If any federal securities laws or regulations, or their present interpretation, change to permit us to vote Fund shares on our own, we may decide to do so. You can attend any Shareholder Meeting at which shares held for your Policy may be voted.

     Administrative Services -- We provide certain services to you in connection with investment of premiums and commitment of cash values to the Investment Divisions, which, in turn, invest in the Eligible Portfolios. These services include, among others, providing information about the Eligible Portfolios. We receive a service fee from the investment advisers or other service providers of some of the Funds in return for providing services of this type. Currently, we receive service fees at annual rates ranging from .10% to .21% of the aggregate net asset value of the shares of some of the Eligible Portfolios held by the Investment Divisions.

     Underwriting Procedures -- To purchase a Policy you must submit an application to us. A Policy will be issued only on the lives of insureds age 90 and under who supply evidence of insurability satisfactory to us. Acceptance is subject to our underwriting rules and we reserve the right to reject an application for any reason.

     ILLUSTRATIONS OF LIFE INSURANCE BENEFITS, CASH VALUES AND CASH SURRENDER VALUES

     The following tables demonstrate how your Policy works. The tables are based on the age, sex, underwriting class, initial Life Insurance Benefit and premium as follows:

     The tables are for a Policy issued to a male with preferred underwriting class of issue age 55, with an initial single premium of $XXXX and an initial Face Amount of $Y. It assumes that 100% of the GSP is allocated to purchase accumulation units.

     The tables show how the Death Benefit, cash value and cash surrender value would vary over an extended period of time assuming hypothetical gross rates of return equivalent to a constant annual rate of 0%, 6% or 12%. The tables will assist in the comparison of the Death Benefit, cash value and cash surrender value of the Policy with other variable life insurance plans.

     The Death Benefit, cash value and cash surrender value for a Policy would be different from the amounts shown if the actual gross rates of return averaged 0%, 6% or 12%, but varied above and below those averages for the period. They would also be different depending on the allocation of the cash value among the Investment Divisions of the Separate Account and the Fixed Account, if the actual gross rate of return for all Investment Divisions averaged 0%, 6% or 12%, but varied above or below that average for individual Investment Divisions. They would also differ if any Policy loans or partial withdrawals were made.

     The first table reflects all charges under the Policy and assumes that the cost of insurance charges are based on our current cost of insurance rates and reflects the deduction of all current charges from planned premium and the cash value. It also reflects a daily mortality and expense risk charge assessed against the Separate Account equal to an annual rate of 0.50% (on a current basis) of the assets in the Separate Account and a daily asset based administrative charge assessed against the Separate Account on the assets in each Investment Division attributable to the Policies.

     The second table reflects all charges under the Policy and assumes that the cost of insurance charges are based on our guaranteed maximum cost of insurance rates and reflects the deduction of all guaranteed maximum charges from planned premium and the cash value. It also reflects a daily mortality and expense risk charge assessed against the Separate Account equal to an annual rate of 0.80% (on a guaranteed basis) of the assets in the Separate Account and a daily asset based administrative charge assessed against the Separate Account on the assets in each Investment Division attributable to the Policies.

     The tables also reflect total assumed investment advisory fees together with the expenses incurred by the Funds of 0.75% of the average daily net assets of the Funds. This total is based upon (a) 0.46% of average daily net assets, which is an average of the management fees of each Investment Division; (b) 0.14% of average daily net assets of the Funds which is an average of actual administrative fees for each Investment Division; and (c) 0.15% of average daily net assets of the Funds which is an average of the other expenses after expense reimbursement for each Investment Division.

     "Other Expenses" and "Total Fund Annual Expenses" for the MainStay VP American Century Income & Growth, MainStay VP Dreyfus Large Company Value and MainStay VP Eagle Asset Management Growth Equity Portfolios reflect an expense reimbursement agreement that ended December 31, 1999 limiting "Other Expenses" to 0.15% annually. In the absence of the expense reimbursement arrangement, the "Total Fund Annual Expenses" would have been 0.92%, 1.00% and 0.87% for the MainStay VP American Century Income & Growth, MainStay VP Dreyfus Large Company Value and MainStay VP Eagle Asset Management Growth Equity Portfolios, respectively.

     For the Calvert Social Balanced Portfolio, "Other Expenses" reflect an indirect fee. Net fund operating expenses after reductions for fees paid indirectly would be 0.86%.

     A portion of the brokerage commissions that the Fidelity VIP II Contrafund and Fidelity VIP Equity Income Portfolios pay was used to reduce the Portfolios' expenses. In addition, these Portfolios have entered into arrangements with their custodian whereby credits realized as a result of uninvested cash balances were used to reduce custodial expenses. Including these reductions, the "Total Fund Annual Expenses" would have been 0.66% for the Fidelity VIP II Contrafund Portfolio and 0.57% for the Fidelity VIP Equity-Income Portfolio.

     Expenses are based upon expenses for the fiscal year ended December 31, 1999, restated to reflect a reduction in the management fee for the Janus Aspen Series Worldwide Growth and Janus Aspen Series Balanced Portfolios. All expenses are shown without the effect of expense offset arrangements.

     Morgan Stanley Asset Investment Management has voluntarily waived receipt of its "Advisory Fees" and agreed to reimburse the Portfolio, if necessary, to the extent that the "Total Fund Annual Expenses" of the Portfolio exceed 1.75% of average daily net assets. However, Morgan Stanley has reflected under "Other Expenses" the Portfolio's interest and foreign tax expenses incurred in 1999 which were equal to 0.04% of the Portfolio's average daily net assets. The fee waivers and reimbursements described above may be terminated by Morgan Stanley at any time without notice. Absent such reductions, it is estimated that "Advisory Fees", "Administration Fees" and "Total Fund Annual Expenses" would be 1.25%, 0.25% and 2.62%, respectively.

     Taking into account the assumed charges for mortality and expense risks and administrative fees in the Separate Account and the average investment advisory fees and expenses of the Funds, the gross rates of return of 0%, 6% and 12% would correspond to illustrated net investment returns of: -1.25%, 4.68% and 10.60%, respectively, based on the current charge for mortality and expense risks, and -1.54%,

4.36% and 10.27%, respectively, based on the guaranteed maximum charge for mortality and expense risks.

     The actual investment advisory fees and expenses may be more or less than the amounts illustrated and will depend on the allocations made by the Policy owner.

     The second column of each table shows the amount which would accumulate if an amount equal to the planned premiums were invested and earned interest, after taxes, at 5% per year, compounded annually.

     NYLIAC will furnish upon request a comparable illustration using the age, sex and underwriting class of the insured for any initial Life Insurance Benefit and premium requested. We will furnish an illustration assuming current Policy charges and current cost of insurance rates and maximum charges and rates.

                              FINANCIAL STATEMENTS

                                [TO BE INSERTED]

                                   APPENDIX A

                                  ILLUSTRATION

                                [TO BE INSERTED]

                                   APPENDIX B

                           VARIATIONS BY JURISDICTION

                                [TO BE INSERTED]

                                     PART II

                           UNDERTAKING TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934 , the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


                              RULE 484 UNDERTAKING

         Reference is made to Article VIII of the Depositor's By-Laws.

         New York Life maintains Directors and Officers Liability/Company Reimbursement ("D&O") insurance which covers directors, officers and trustees of New York Life, its subsidiaries, and its subsidiaries and certain affiliates including the Depositor while acting in their capacity as such. The total annual aggregate of D&O coverage is $150 million applicable to all insureds under the D&O policies. There is no assurance that such coverage will be maintained by New York Life or for the Depositor in the future as, in the past, there have been large variances in the availability of D&O insurance for financial institutions.

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person of the Depositor in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


      REPRESENTATION AS TO THE REASONABLENESS OF AGGREGATE FEES AND CHARGES

         New York Life Insurance and Annuity Corporation ("NYLIAC"), the sponsoring insurance company of the NYLIAC Variable Universal Life Separate Account-I, hereby represents that the fees and charges deducted under the Single Premium Variable Universal Life Insurance Policies are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by NYLIAC.


                       CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement comprises the following papers and documents:

     The facing sheet.

     The prospectus consisting of 47 pages.

     The undertaking to file reports.

     The undertaking pursuant to Rule 484.

     The representation as to the reasonableness of aggregate fees and charges.

     The signatures.
     Written consents of the following persons (to be filed by amendment):

     (a) Thomas F. English, Esq.

     (b) Michael Fong, Associate Actuary

     (c) PricewaterhouseCoopers LLP

     The following exhibits:

1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B- 2:

     (1) Resolution of the Board of Directors of NYLIAC establishing the Separate Account - Previously filed as Exhibit (1) to Registrant's initial Registration Statement on Form S-6, re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (1) to Registrant's Post-Effective Amendment No. 4 on Form S-6, (File No. 64410), filed 4/25/97 and incorporated herein by reference.

     (2)          Not applicable.

     (3)(a)(1) Distribution Agreement between NYLIFE Securities Inc. and NYLIAC - Previously filed as Exhibit (3)(a) to Post-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC MFA Separate Account-I (File No. 2-86084), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                  (3)(a)(1) to Registrant's Post-Effective Amendment No. 4 on Form S-6, (File No. 64410), filed 4/25/97 and incorporated herein by reference.

     (3)(a)(2) Distribution Agreement between NYLIFE Distributors Inc. and NYLIAC - Previously filed as Exhibit (3)(a)(2) to Registrant's Post-Effective Amendment No. 3 on Form S-6 (File No. 64410), filed 4/17/96 and incorporated herein by reference.

     (3)(b)       Not applicable.

     (3)(c)       Not applicable.

     (4)          Not applicable.

     (5) Form of Policy for Single Premium Variable Universal Life Insurance Policies - filed herewith.

     (5)(a) Living Benefits Rider - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (5)(h) to Registrant's Pre-Effective Amendment No. 1 on Form S-6 (File No. 333-79309), filed 7/23/99 and incorporated herein by reference.

     (5)(b) Spouse's Paid-Up Insurance Purchase Option Rider - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (5)(j) to Registrant's Pre-Effective Amendment No. 1 on Form S-6 (File No. 333-79309), filed 7/23/99 and incorporated herein by reference.

     (6)(a) Certificate of Incorporation of NYLIAC - Previously filed as Exhibit (6)(a) to the registration statement on Form S-6 for NYLIAC MFA Separate Account-I (File No. 2-86083), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                  (6)(a) to the initial registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 7/3/96 and incorporated herein by reference.

     (6)(b)(1) By-Laws of NYLIAC - Previously filed as Exhibit (6)(b) to the registration statement on Form S-6 for NYLIAC MFA Separate Account-I (File No. 2-86083), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (6)(b) to the initial registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 7/3/96 and incorporated herein by reference.

     (6)(b)(2) Amendments to By-Laws of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (6)(b) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-39157), filed 4/3/98 and incorporated herein by reference.

     (7)          Not applicable.

     (8)          Not applicable.

     (9)(a) Stock Sale Agreement between NYLIAC and MainStay VP Series Fund, Inc. (formerly New York Life MFA Series Fund, Inc.) - Previously filed as Exhibit (9) to Registrant's Pre-Effective Amendment No. 1 on Form S-6, re-filed as Exhibit (9)(a) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

     (9)(b) Powers of Attorney for the Directors and Officers of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(c) to Pre-Effective Amendment No. 2 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 4/25/97 for the following, and incorporated herein by reference:

                  Jay S. Calhoun, Vice President, Treasurer and Director (Principal Financial Officer)
                  Richard M. Kernan, Jr., Director
                  Robert D. Rock, Senior Vice President and Director Frederick J. Sievert, President and Director
                  (Principal Executive Officer)
                  Stephen N. Steinig, Senior Vice President, Chief Actuary and Director
                  Seymour Sternberg, Director

     (9)(c) Power of Attorney for Maryann L. Ingenito, Vice President and Controller (Principal Accounting Officer) - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(d) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

     (9)(d) Power of Attorney for Howard I. Atkins, Executive Vice President (Principal Financial Officer) - Previously filed as
                  Exhibit 8(d) to Registrant's Pre-Effective Amendment No. 1 on Form S-6 (File No. 333-39157), filed 4/3/98 and incorporated herein by reference.

     (9)(e) Memorandum describing NYLIAC's issuance, transfer and redemption procedures for the Policies - Previously filed as Exhibit (11) to Registrant's Pre-Effective Amendment No. 1 on Form S-6, refiled in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(d) to Registrant's Post-Effective Amendment No. 4 on Form S-6 (File No. 33-64410), filed 4/25/97 and incorporated herein by reference.

     (9)(f) Participation Agreement among Acacia Capital Corporation, Calvert Asset Management Company, Inc. and NYLIAC, as amended
                  - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(1) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

     (9)(g) Participation Agreement among The Alger American Fund, Fred Alger and Company, Incorporated and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(2) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

     (9)(h)       Participation Agreement between Janus Aspen Series and NYLIAC
                  - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(3) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

     (9)(i) Participation Agreement among Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(4) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

     (9)(j) Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(5) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

     (9)(k) Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(6) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

     (9)(l) Power of Attorney for Certain Directors of NYLIAC - Previously filed as Exhibit 10(e) to Post-Effective Amendment No. 6 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - III (File No. 33-87382), filed 2/18/99 and incorporated herein by reference for the following:

                  George J. Trapp, Director
                  Frank M. Boccio, Director
                  Phillip J. Hildebrand, Director
                  Michael G. Gallo, Director
                  Solomon Goldfinger, Director
                  Howard I. Atkins, Director

     (9)(m) Power of Attorney for John A. Cullen, Vice President and Controller (Principal Accounting Officer) - Previously filed in accordance with Regulation S-T, 17 CFR 232.102 (e) as Exhibit (10)(f) to Post-Effective Amendment No. 21 to the registration statement on Form N-4 for NYLIAC MFA Separate Account - I (File No. 2-86083), filed 4/13/00 and incorporated herein by reference.

     (9)(n) Participation Agreement among T. Rowe Price Equity Series, Inc., T. Rowe Price Associates, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(h) to Post-Effective Amendment No. 7 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - I (File No. 33-53342), filed 4/16/98 and incorporated herein by reference.

     (9)(o) Power of Attorney for Gary G. Benanav, Director and Executive Vice President - Filed herewith.

     (10)         Form of Application - Filed herewith.

2. Opinion and Consent of Thomas F. English, Esq. - To be filed by amendment.

3.                Not applicable.

4.                Not applicable.

5.                Not applicable.

6.                Opinion and Consent of Michael Fong, Associate
                  Actuary - To be filed by amendment.

7. Consent of PricewaterhouseCoopers LLP - To be filed by amendment.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, NYLIAC Variable Universal Life Separate Account-I, certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and State of New York on the 11th day of October, 2000.

                                        NYLIAC VARIABLE UNIVERSAL LIFE
                                        SEPARATE ACCOUNT-I
                                            (Registrant)


                                        By  /s/ MELVIN J. FEINBERG
                                           -------------------------------------
                                            Melvin J. Feinberg
                                            Vice President and Actuary

                                        NEW YORK LIFE INSURANCE AND
                                        ANNUITY CORPORATION
                                            (Depositor)


                                        By  /s/ MELVIN J. FEINBERG
                                           -------------------------------------
                                            Melvin J. Feinberg
                                            Vice President and Actuary

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

     Howard I. Atkins*              Executive Vice President and Director
                                    (Principal Financial Officer)

     Gary G. Benanav**              Executive Vice President and Director

     Frank M. Boccio*               Director

     John A. Cullen*                Vice President and Controller (Principal
                                    Accounting Officer)

     Michael G. Gallo*              Director

     Solomon Goldfinger*            Director

     Phillip J. Hildebrand*         Director

     Richard M. Kernan, Jr.*        Director

     Robert D. Rock*                Senior Vice President and Director

     Frederick J. Sievert*          President and Director (Principal Executive
                                    Officer)

     Seymour Sternberg*             Director

     George J. Trapp*               Director


*By  /s/ MELVIN J. FEINBERG
   -------------------------------------
     Melvin J. Feinberg
     Attorney-in-Fact


October 11, 2000



*  Pursuant to Powers of Attorney previously filed.

** Pursuant to a Power of Attorney filed herewith.

                                EXHIBIT INDEX

Exhibit
Number              Description
------              -----------
(5)                 Form of policy for Single Premium Variable Universal Life
                    Insurance Policies

(9)(o)              Power of Attorney for Gary G. Benanav

(10) Form of Application for Single Premium Variable Universal Life Insurance Policies